UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
        ☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to (i) extend the Offering Deadline from August 26, 2024, to October 25, 2024 and (ii) to provide updated information after vendor reconciliation that showed vendor error which overstated inventory and understated the cost of goods.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer: Holme & Hadfield LLC
Legal status of Issuer:

        Form:

        Limited Liability Company

        Jurisdiction of Incorporation/Organization:

        Wyoming

        Date of Organization:

        April 29, 2019

Physical Address of Issuer:

30 N Gould St Ste 4000
Sheridan, WY 82801
USA

Website of Issuer:

https://www.holmeandhadfield.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first served basis
☐ Other: At the Intermediaries Discretion

Maximum Offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

October 25, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,938,566	$1,405,140
Cash & Cash Equivalents	$167,741	$140,753
Accounts Receivable	$511,963	$550,539
Accounts Payable	$565,933	$5,939
Short-term Debt	$989,986	$548,414
Long-term Debt	$97,604	$146,656
Revenues/Sales	$5,462,268	$3,654,195
Cost of Goods Sold	$4,578,524	$2,824,633
Taxes Paid	~	~
Net Income	$(579,182)	$389,356

Based on the information in the reviewed financials, we have calculated our EBITDA as ($92,267) and $611,945 for 2023 and 2022 respectively. This is based on our calculations for adding back interest, taxation, depreciation, amortization and other discretionary / non-recurring expenditure.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New

Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S. Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXPLANATORY NOTE

Holme & Hadfield LLC is filing this material Form C/A to (i) extend the Offering Deadline from August 26, 2024, to October 25, 2024, and (ii) provide updated information after vendor reconciliation that showed vendor error which overstated inventory and understated the cost of goods. The Form C filed by the Issuer on May 28, 2024, is hereby amended and superseded in all respects by this Form C/A.

Holme & Hadfield LLC



HOLME & HADFIELD

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME

AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the "Intermediary") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

As part of this Offering, the Issuer intends to raise contributions ("*Capital Contributions*") though the purchase of Crowd SAFE (Simple Agreement for Future Equity) (the "*Securities*") on a best-efforts basis as described in this Form C/A (this **"*Offering*"**). The Capital Contributions are intended to assist the Issuer in company growth. The Securities and your investment will be governed by the terms outlined in the Crowd SAFE, attached hereto as **Exhibit B**. In the event Investors convert the Securities, the Amended and Restated Operating Agreement, will be the controlling document, attached hereto as **Exhibit D**.

The following is a brief summary of your investment in the Securities and a summary of the offering. Each prospective Investor, together with the Investor's professional advisors (such as attorneys and accountants), should read this summary and the agreements before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the applicable agreements itself. Capitalized terms not defined herein have the meaning ascribed to them in the applicable agreements.

THE OFFERING

The Issuer is offering a minimum amount of $50,000 (the "*Target Offering Amount*") and up to a maximum amount of $1,235,000 (the "*Maximum Offering Amount*"). The Minimum Individual Purchase Amount is $500.00 and the Maximum Individual Purchase Amount is $260,000 per Crowd SAFE. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 25, 2024 (the "*Offering Deadline*"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily and does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer ("*KYC*") and anti-money laundering ("*AML*") policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided that* (1) the Offering remains open for a minimum of twenty-one (21) days; (2) provides notice to Investors, and gives or sends notice to Investors that have made investment commitments in the offering, of: (i) the new, anticipated deadline of the offering; (ii) the right of Investors to cancel investment commitments for any reason until forty-eight (48) hours prior to the new offering deadline; and (iii) whether the Issuer will continue to accept investment commitments during the forty-eight (48) hour period prior to the new offering deadline. (3) the new offering deadline is scheduled for and occurs at least five (5) business days after the required notice; and (4) at the time of the new offering deadline, the Issuer continues to meet or exceed the target offering amount.

THE DEAL PAGE

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/holme&hadfield (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

MATERIAL CHANGES

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

INTERMEDIATE CLOSINGS

In the event an amount equal to two (2) times the Target Offering Amount is committed prior to the Offering Deadline and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* that (1) the Offering remains open for a minimum of twenty-one (21) days; (2) the Intermediary gives or sends notice to Investors that have made investment commitments in the offering, of: (i) the new, anticipated deadline of the offering; (ii) the right of Investors to cancel investment commitments for any reason until forty-eight (48) hours prior to the new offering deadline; and (iii) whether the Issuer will continue to accept investment commitments during the forty-eight (48) hour period prior to the new offering deadline. (3) the new offering deadline is scheduled for and occurs at least five (5) business days after the required notice; and (4) at the time of the new offering deadline, the Issuer continues to meet or exceed the target offering amount (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until forty-eight (48) hours before such early closing date.

If the Issuer conducts an initial closing (the "***Initial Closing***"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "***Subsequent Closing***") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE SECURITIES

The Investors will purchase the Securities subject to terms of the Crowd SAFE. We request that you please review this Form C/A and the Crowd SAFE attached as **Exhibit B**, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security. The Nominee is expected to be one of the principals of the Issuer (as defined below).

Conversion

Upon the purchase of the Securities, the terms of the Crowd SAFE outline the following possible conversion events: (1) Conversion upon an Equity Financing; (2) Conversion upon a Liquidity Event; (3) Conversion Upon a Dissolution Event; and (4) Discretionary Conversion. The payment or setting aside for payment, of amounts due to the holder of the Crowd SAFE pursuant to a Liquidity Event and Dissolution Event will be subject to liquidation priority.

The Issuer has the sole and absolute discretion to convert the Crowd SAFEs. The Issuer may, in its discretion, decide to convert some of the Crowd SAFEs during one of the following events and is not obligated to convert all Crowd SAFEs.

Conversion upon an Equity Financing

Upon the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "***Equity Financing***"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer. Pursuant to the Amended and Restated Operating Agreement of the Company, and consistent with the tax status of the Company as a C corporation, the interests of ownership in the Company are referred to herein as "**shares**".

(i)   *Conversion Upon the First Equity Financing (Early Investors).*

If the Issuer elects to convert the Securities upon the First Equity Financing following the issuance of the Securities, each Investor who invests during the First Tranche from the filing of the Offering (the "**Early Investors**"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount for Early Investors**") by (a) or (b) immediately below:

(a) the quotient of $8,500,000 ("**Valuation Cap for Early Investors**") divided by the aggregate number of issued and outstanding shares of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) shares of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Early Investors, the lowest price per share of the securities sold in such First Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

"**First Tranche**" means from the Offering up to June 5, 2024, at 2:59 A.M. Eastern Time.

(ii)   *Conversion Upon the First Equity Financing (Standard Investors)*

If the Issuer elects to convert the Securities upon the First Equity Financing following the issuance of the Securities, each Investor who invests during the Second Tranche of the Offering (the "**Standard Investors**"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount for Standard Investors**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap for Standard Investors**") divided by the aggregate number of issued and outstanding shares of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) shares of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Standard Investors, the lowest price per share of the securities sold in such First Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

"**Second Tranche**" means a time on or after June 5, 2024, at 3:00 A.M. Eastern Time, until the termination of the Offering.

(iii)   *Conversion After the First Equity Financing*

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price for Early Investors or Standard Investors, as applicable.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For Early Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "*Liquidity Event*") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "*Cash Out Option*") or (ii) a number of shares of Equity Securities of the Issuer equal to the Purchase Amount divided by the quotient of (a) $8,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For Standard Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "*Liquidity Event*") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "*Cash Out Option*") or (ii) a number of shares of Equity Securities of the Issuer equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "*Cash-Out Investors*") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"*Change of Control*" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"*IPO*" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing Price for Early Investors or the First Equity Financing for Standard Investors. shares of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of managers determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers.

Conversion upon a Dissolution Event

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "***Dissolution Event***" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Discretionary Conversion

Within the first six (6) months after the issuance of a Crowd SAFE and prior to a Liquidity Event or a Dissolution Event, the Issuer can, in its sole and absolute discretion, convert a Crowd SAFE into Equity Securities equal to the Purchase Amount.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon one of the Conversion events listed above.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of class of securities the Equity Securities ("***Nominee Designee***"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian (as defined within the Crowd SAFE).

Currently, other than the Amended and Restated Operating Agreement, the Issuer does not have any voting agreement or equity holder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

RESTRICTIONS ON TRANSFER

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS AND CONFLICTS OF INTEREST

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment. Risks associated with making an investment in the SAFEs include, but are not limited to, the factors discussed in the following sections:

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Issuer has a limited operating history. It is still in an early phase and just beginning to implement our business plan. While the Issuer intends to generate estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) the Issuer will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Issuer will achieve its targeted returns; or (iii) an investment in the Issuer, once made, will be profitable. Historical returns achieved by the Issuer, or its principals are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to Investors.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

The Issuer may need to raise capital in the future in addition to the capital raised in this offering. It is possible the capital raised in the future may be on terms less favorable to the Issuer or may be dilutive to current Investors in the Issuer. There is also no guarantee or assurance that the Issuer will secure the additional capital required to fund the business.

The Issuer's ability to fund operational and technological development, sales and marketing, personnel hiring, and general corporate purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Issuer's control. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Risks of Maintaining the Issuer's Platform.

The Issuer uses an online platform where customers choose the products to purchase. The platform and applications require continual maintenance, upgrading and enhancement to meet operational needs. The Issuer plans to regularly upgrade and expand the platforms' capabilities. If the Issuer experiences difficulties with the transition and integration of platform or are unable to implement, maintain or expand the systems properly, the Issuer could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Risks of Forecasting Demand.

As an early-stage Issuer's success depends on its ability to accurately forecast the demands of customers and offer the types of products on the platform that will meet the needs to customers. Factors that could affect the Issuer's ability to accurately forecast demand for products include the ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings, as well as unanticipated changes in general economic conditions or other factors, which result in cancellations of orders or a reduction or increase in the rate of reorders placed by customers.

Risks of Insufficient Cash Flow.

The Issuer relies on cash flows generated from operations to meet the cash requirements of the business. There is no guarantee the Issuer will be able to access reasonably priced credit in the future and, if it is unable to do so, it could have an adverse effect on the results of operations or financial condition.

Risks Associated with Advertising and Marketing.

The Issuer will be dependent on successful advertising and marketing to acquire new customers. Ineffective marketing, advertising and promotional programs could inhibit the Issuer's ability to acquire customers and generate revenue. The Issuer's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Issuer's revenue.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that the Issuer has taken to maintain and protect their intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Issuer because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the intellectual property. The failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Issuer's competitive position and results of operations. The Issuer also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect trade secrets and other proprietary rights and will not be breached, that the Issuer will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As the Issuer expands its business, protecting intellectual property will become increasingly important. The protective steps the Issuer has taken may be inadequate to deter competitors from using the proprietary information. In order to protect or enforce the Issuer's patent rights, they may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Issuer operates is still evolving and, consequently, intellectual property positions in the industry are generally uncertain. The Issuer cannot assure Investors that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of managers, its executive officers and key employees.

The Issuer is dependent on our board of managers, executive officers and key employees (together, the "***Management***"). These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations. Additionally, the Investors will have no power to prevent any specific person from being so appointed or taking responsibility as a manager of the Issuer. The Investors in the Crowd SAFE will not be permitted to vote on business matters or relevant business, economic, financial, or other information that will be used by the Management in making decisions.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to the Issuer reputation could negatively impact the business, financial condition and results of operations.

The Issuer reputation and the quality of the brand are critical to the business and success in existing markets and will be critical to the success as the Issuer enters new markets. Any incident that erodes consumer loyalty for the brand could significantly reduce its value and damage the business. The Issuer may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Issuer's interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by the Issuer's business, business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Compliance with Laws and Regulations.

The Issuer will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While management believes that the Issuer will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Issuer were subject to such registration requirements, the Issuer's performance could be materially adversely affected.

In general, Management will seek to minimize the degree of governmental regulation and oversight to which management and the Issuer are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if management and the Issuer were subject to greater governmental regulation and oversight. In particular, prospective Investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Factors Outside the Control of the Issuer.

The success of the Company will be subject to factors over which the Issuer will have little or no control, including the availability of subsequent financing, the rapid pace of technological change, market shifts (including the entry of competitors with greater resources or development of competing products, or other changes in the demand for the Issuer's products and services), and changes in the economy generally. Consequently, investments in private companies are highly speculative. Private companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure. There can be no assurance any such losses will be offset by gains (if any) realized by the Issuer.

Risks Related to the Offering

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that the Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. There is not now and likely will not ever be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that could be obtained for the SAFEs in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that he or she is purchasing a Crowd SAFE for their own account, for investment purposes, and not with a view to resale or distribution thereof. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

The Management will have considerable discretion in the application of the net proceeds of this offering, and Investors will not have the opportunity as part of their investment decision to assess whether the Issuer is using the proceeds appropriately. The Issuer intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Issuer may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for Early Investors and Standard Investors. "Early Investors," which included Investors who invest during the First Tranche of the Offering, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money Valuation Cap ($8,500,000 instead of $10,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors" or Investors who invest during the Second Tranche of the Offering. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

Risks Associated with Distribution Priority.

The Issuer may elect to issue SAFEs, convertible notes, or other securities. The issuance of these, including the current outstanding Crowd SAFE may have certain preferences to distribution and other rights. Purchasing a Crowd SAFE will not guarantee that the Investors will have distribution preference over the current SAFE holder or future holders.

Risks Associated with Minority Ownership.

Each investor is not a direct owner of the Issuer, and the purchase of a Crowd SAFE will not grant Investors ownership of the Issuer. The Crowd SAFEs convert into interest in the company depending on events set forth in the Crowd SAFE. Therefore, Investors will have no right to control corporate actions, and Management will have complete discretion on whether to issue additional SAFEs, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Crowd SAFE will not give Investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risks of Reliance on Financial Projections.

Any financial projections included as part of this Offering are solely for purposes of illustrating the potential operating results of the Issuer, and although they are based upon assumptions, estimates and hypotheses which are believed by the Issuer to be reasonable, these assumptions, estimates and hypotheses are based in part upon facts and events that are extremely difficult to estimate accurately or predict and over which the Issuer may have little or no control. The estimates represent sales targets that the Issuer hopes to achieve but cannot and does not represent what will in fact be achieved. No assurance can be given that the Issuer will achieve revenues or operating results equal or similar to the estimates. Variances in actual results from those projected are inevitable, and such variances could be material. Each prospective investor should carefully review any financial projections, which must be read together with the risk factors, subscription agreement, and the Note.

NEITHER THE COMPANY NOR ANY DIRECTOR NOR ANY NOTE HOLDER NOR ANY OF THE COMPANY'S PROFESSIONAL ADVISORS OR CONSULTANTS MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY FINANCIAL PROJECTIONS, AND PROSPECTIVE INVESTORS MUST USE EXTREME CAUTION IN EVALUATING AND UTILIZING THE PROJECTIONS SINCE THE PROJECTIONS ARE NOT NECESSARILY INDICATIVE OF THE PERFORMANCE THE COMPANY WILL ACHIEVE.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party Nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE, Investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "***Nominee***") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, Investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Interests and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's Equity Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. These equity incentives may cause dilution and reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing Investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Equity Securities receivable by the holders of the Securities upon a qualifying financing.

Any Equity Securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into Equity Securities that are materially different from the Equity Securities being issued to new Investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new Investors receiving the Equity Securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as **Exhibit B**.

The Issuer has the ability to convert Crowd SAFEs at any time. The Crowd SAFE gives the Issuer the right to convert the Crowd SAFE at any time at a valuation of 10,000,000. The Issuer may exercise his right arbitrarily with respect to some Investors but not all Investors. The Issuer presently intends to exercise it for certain investors who can possibly receive a tax benefit under United Kingdom law. Additionally, the Issuer could exercise it at any time when the Issuer is worth less than 10,000,000.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Certain Potential Conflicts of Interest

Conflicts of Interest.

During the Issuer's term, many different types of conflicts of interest may arise, all of which are not purported to be included here. Investors ultimately will be heavily dependent upon the good faith of the Management.

Risks relating to conflicts of interest are not limited to conflicts affecting the Management or the individuals managing the Issuer. The investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that investors as a group will not act in a manner consistent with the best interests of the investors as a group or the best interests of the Issuer itself. Furthermore, conflicts of interest among the investors likely will make it impracticable for Management to manage the affairs of the Issuer in a manner that is viewed as optimal by all investors. In general, prospective investors should assume that Management will not take their unique interests into account when managing the Issuer's affairs.

Counsel to the Issuer Does Not Represent the Investor.

The Issuer has retained outside counsel in connection with the management and operation of the Issuer. Such outside counsel will not represent any investor or prospective investor of the Issuer, unless the Issuer and such investor or prospective investor otherwise agree and such investor or prospective investor separately engages outside counsel, in connection with the formation of the Issuer the offering of the Notes, the management and operation of the Issuer or any dispute that may arise between any noteholder, on the one hand, and Management, the Issuer and/or their affiliates on the other hand (the "***Issuer Legal Matters***"). Any investor or prospective investor will, if it wishes counsel on any Issuer Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each investor and prospective investor acknowledges that the Issuer's outside counsel may represent the Issuer in connection with the formation of the Issuer and any and all Issuer Legal Matters.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

General

This discussion does not deal with all tax considerations that may be relevant to specific investors or classes of investors in light of their unique circumstances. In particular, the discussion does not address any considerations applicable to persons that acquire SAFEs in connection with the performance of services. Furthermore, no U.S. Federal estate or gift, state, local, alternative minimum or non-U.S. tax considerations are addressed.

Except where specifically addressing considerations applicable to tax-exempt or non-U.S. investors, the discussion assumes that each investor is a U.S. citizen or resident individual, or a corporation or other entity treated as a corporation for U.S. income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia that is not tax-exempt. The discussion is based upon existing law as contained in U.S. Federal statutes, regulations, administrative rulings and judicial decisions in effect as of the date hereof. Future changes to these laws may, on either a prospective or retroactive basis, give rise to materially different tax considerations than those reflected in this summary. Finally, no rulings have been or will be requested from any governmental tax authorities as to any matter, and there can be no assurance that such authorities will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

ALL PERSONS CONSIDERING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

U.S. Federal Income Tax Considerations

Classification of the Issuer as a C-Corporation. The Issuer will be treated as a C-Corporation and taxable as a corporate for U.S. Federal income tax purposes with the U.S. Internal Revenue Service (the "***IRS***"). Investors should consult their tax advisors as to the specific consequences of investing in a C-Corporation.

State, Local, and Foreign Taxes. Investors should consider the potential state, local, and foreign tax consequences of an investment in the Notes. In addition to being taxed in its own state, locality, or country of residence, an investor may be subject to tax return filing obligations, withholding obligations and income, franchise, and other taxes in jurisdictions in which the Company operates. Further, the Company may be subject to state and/or local taxes.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Holme & Hadfield is a Wyoming limited liability Issuer (the "***Issuer***") that was formed on April 29, 2019. The Issuer's mission is to provide unique accessory organizers that help people display and store their favorite accessories, while also finding a way to give back to the community. The Issuer started this journey by designing these unique wooden displays and stands. These products help organize various accessories and will allow people to show off their favorite watch, coin collection, knife collection, or even jewelry.

This process began with the idea of being distinct. The Issuer began as a website supporting the idea of creating a distinct watch display organizer. From there, the Issuer has grown to not just watch displays but other accessories as well. The Issuer hasn't just grown their products, but it has also expanded its reach. Currently, the Issuer has a location in London and can ship its products all other the United States, most of the European Union, Canada, and Mexico. The Issuer is continuing its outreach and growth, trying to reach more individuals. For their customers that are outside of those areas, the Issuer has partnered with Amazon to help make sure their product can reach as many people as possible.

These products are only a part of their overall mission. Both Ian and Philip are advocates about helping others and inspiring the world. They do not want to just create a display; they want to bring something unique and distinct to their customers. This idea did not stop there. Ian and Phil are committed to giving back to the community and trying to help rebuild lives. They do this by partnering with B1G1 so that for every purchase, a homeless child in Vietnam can spend at least one night in a shelter. For Ian and Phil, this action is but the first step in a long journey to help rebuild their lives.

Business Plan

We intend to maintain a robust brand strategy tailored to the premium accessory organizers market. Our sales are primarily conducted through e-commerce platforms. We try to monitor our suppliers continuously and strategically manage inventory in warehouses to optimize costs and delivery times. Utilizing programming, we generate forecasts, while our customer service team operates across various time zones to offer optimal assistance. Our research and development process integrates AI-powered data analysis, imagery creation, and community input.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Accessory Organizers	The Company specializes in the design and production of premium accessory organizers.	Global

Competition

Our competition comprises e-commerce brands that sell accessory organizers. They are known for having lower quality than our products and also a less loyal customer community. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base predominantly consists of everyday carry collectors, who tend to be engaged and loyal. We have a Facebook group where our community participates in product development and provides constant feedback.

Supply Chain

We have two main suppliers located in Asia. These vendors were selected after a comprehensive procurement process, and we monitor them to assess quality and efficiency. While we believe that other suppliers could offer similar products on comparable terms, we consistently monitor the need to develop alternative partnerships.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US Registration Number: 6415738 (USPTO Page) (ACTIVE)	Holme & Hadfield	Trademark (standard characters mark.); for: Jewelry boxes, namely, watch boxes.	Oct. 13, 2020	April 27, 2021	United States
US Serial Number: 88601984 (USPTO Page) (DEAD)	HH HOLME & HADFIELD	Trademark (US classes 022, 023, 038, 050; Golf travel bags, golf bags, golf bags with or without wheels)	September 3, 2019	February 18, 2020	United States
USD945,158S (Patent Application) (ACTIVE)	Watch Box Organizer	Design Patent	November 6, 2020	March 8, 2022	United States
VA0002290304 (Note: Ownership of the copyright materials	Photos from Holme & Hadfield	Copyright (Visual Material)	Publication (range): 12/6/21 – 12/13/21	December 30, 2021	United States

are formally registered to Ian Holme)					
VA0002247479 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material);	Publication (range): 10/1/20 – 10/7/20	February 3, 2021	United States
VA0002277486 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material);	Publication (range): 9/1/21 – 9/7/21	November 4, 21	United States
VA0002315589 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material);	Publication (range): 7/22/22 – 7/27/22	August 11, 2022	United States
VA0002323089 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material)	Publication (range): 9/1/22 – 9/27/22	September 27, 2022	United States
VA0002320646 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material)	Publication (range): 8/1/22 – 8/12/22	August 19, 2022	United States
VA0002315001 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material)	Publication (range): 6/24/22 – 6/27/22	August 9, 2022	United States
VA0002318927 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material);	Publication (range): 8/1/22 – 8/25/22	August 26, 2022	United States
VA0002288774 (Note: Ownership of the copyright materials are formally registered to Ian Holme)	Photos from Holme & Hadfield	Copyright (Visual Material);	Publication (range): 12/1/21 – 12/07/21	December 21, 2021	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000.00	6%	$74,100.00
New Products	30.30%	$15,150.00	33.3%	$411,255.00
Channel Expansion	35%	$17,500.00	45%	$555,750.00
Team Growth	10.70%	$5,350.00	15.7%	$193,895.00
Total (Issuer Use + Intermediary Fees)	100%	$50,000	100%	$1,235,000

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

- New Products: We intend to launch new products, including entries into the cigar niche, watch winder niche, pen niche, and additional designs for our current products.
- Channel expansion: We aim to upscale our direct-to-consumer operations, expand into the personalized gifts sector, establish a stronger international presence, and enhance our wholesale capabilities.
- Team Growth: We aim to enhance our operational structure by appointing a Director of Operations, elevate service quality through the establishment of a world-class customer service team, and strengthen our marketing efforts with the creation of an in-house creative team.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ian Holme	CEO (Co-Founder), Director, and Secretary	Director and CEO of Holme & Hadfield (April 2019 - present). Responsible for product, sales and finance.	BA (hons), University of Sheffield; ATT CTA
Philip Hadfield	Co-Founder and Director	Director of Holme & Hadfield (April 2019 - present). Responsible for operations and marketing.	BA (hons), University of Liverpool

| Andres Alla | Brand Director | Brand Director of Holme & Hadfield (Oct 2022 - Present). In charge of marketing, growth and creative strategies. Former PPC Manager at Holme & Hadfield (May 2021 - Sep 2023), responsible for PPC activities. | Computer Science, University of Tallinn, 2016 |
| Gabriel Almeida | Finance Manager | Finance Manager at Holme & Hadfield (Dec 2023 - Present), manages finance and accounting. Former Finance Manager at Alliage S/A (Mar 2021 - Nov 2023), led the finance team. | BA, University of São Paulo |

Biographical Information

Ian Holme

Ian studied at the University of Sheffield where he received his degree in business. Afterwards, he spent the next six (6) years assisting clients in their professional practices and their privately owned businesses. He has previously served as manager for audit, tax, and consulting practices. He co-founded Holme & Hadfield and serves as the director and CEO.

Philip Hadfield

Philip studied at the University of Liverpool where he received his bachelor's in business. From there, he worked in the digital and creative space and continues to work in this area. He has served as the director of a creative design company and manages his own podcast. He co-founded Holme & Hadfield and serves as the director.

Andres Alla

With 7 years of e-commerce experience, Andres is crucial to scaling our DTC sales. He directs our Amazon advertising, CRO efforts, and other projects that drive the growth of each sales channel. Andres works closely with a team of VAs and contractors and crafts creative strategies for new and existing product launches. He is currently the Brand Director at Holme & Hadfield.

Gabriel Almeida

Gabriel studied at the University of São Paulo, where he received his bachelor's degree in business. Afterwards, he spent the next five years working in finance, progressing from analyst to managerial positions. He is currently the Finance Manager at Holme & Hadfield.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized common interests consists of 10,000,000 shares of common interests of which 10,000,000 are issued and outstanding (the "**Common Interests**").

Outstanding Capital Interests

As of the date of this Form C/A, the Issuer's outstanding Capital Interests consists of:

Type	shares
Amount Outstanding	100%
Par Value Per Unit	$1.00
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding other than securities issued to existing members:

Type	Crowd SAFE
Face Value	USD$253,315.40
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Same terms as the SAFE in this raise.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.5%

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Loan Agreement
Creditor	Sellers Funding
Amount Outstanding	$72,397
Interest Rate and Amortization Schedule	17%
Description of Collateral	~
Other Material Terms	The Issuer makes monthly payments of $13,578
Maturity Date	January 2025
Date Entered Into	May 2022

Type	Inventory Management Agreement
Creditor	Forever 8
Amount Outstanding	$460,461
Interest Rate and Amortization Schedule	None
Description of Collateral	~
Other Material Terms	~
Maturity Date	2025
Date Entered Into	May 2022

Type	Revenue Based Lender
Creditor	Paperstack
Amount Outstanding	$35,000
Interest Rate and Amortization Schedule	None
Description of Collateral	~
Other Material Terms	~
Maturity Date	November 2024
Date Entered Into	August 2024

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ian James Holme	Common Interest	41.25%
Philip Hadfield		41.25%

*Currently, Thomas Lush owns the other 17.5% of the Common Interest.

*The Issuer has issued phantom shares in the amount of 2.5% to Andres Alla, the Brand Director.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2024, the Issuer had an aggregate of $48,669.16 in cash and cash equivalents, leaving the Issuer with approximately five (5) months of runway, depending on their profitability each month. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a Valuation Cap, the Issuer has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily, and the Issuer makes no representations as to the reasonableness of any specified Valuation Cap.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as **Exhibit A** for subsequent events and applicable disclosures.

Material Changes and Other Information

N/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	672,000	17.5%	Operational Needs.	June 2023 (converted to interest in December 2023)	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the Issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

In December of 2022, the Company entered into a loan agreement with a related party for $187,643. The loan accrues interest at 20% per annum. The loan is unsecured. The monthly payments are $6,000. The maturity date is in July of 2026. The balance of this loan was $146,656 as of December 31st, 2023.

The Company currently pays a management fee to Ian Holme and Philip Hadfield in the amount of $14,000 per month in total. The Company expects that the management fee amount will increase as the Company scales.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment Issuer by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.holmeandhadfield.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Holme & Hadfield LLC

(Issuer)

By:

/s/[] DocuSigned by: Ian Holme 6C770CDE88494C5...

(Signature)

[] Ian Holme

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/[] DocuSigned by: Ian Holme 6C770CDE88494C5...

(Signature)

[] Ian Holme

(Name)

Chief Executive Officer

(Title)

8/22/2024

(Date)

/s/

(Signature)

(Name)

(Title)

(Date)

/s/_____

(Signature)

(Name)

(Title)

(Date)

Instructions.

1.   The form shall be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Updated Financial Statements as of this Form C/A

Statement of Financial Position

As of December 31,

(Amounts in USD)

ASSETS	2023	2022
Current Assets		
Cash and Cash Equivalents	167,741	140,753
Accounts Receivable	511,963	550,539
Inventory	1,253,551	709,482
Total Current Assets	1,933,254	1,400,774
Non-current Assets		
Computers, net of Accumulated Depreciation	5,311	4,366
Total Non-Current Assets	5,311	4,366
TOTAL ASSETS	1,938,566	1,405,140
LIABILITIES AND EQUITY	**2023**	**2022**
Liabilities		
Current Liabilities		
Accounts Payable	565,933	5,939
Accrued Expenses	4,007	2,400
Notes Payable - Related Party	49,052	139,687
Notes Payable	241,277	275,709
Other Payable	699,657	133,018
Sales Tax and Payroll Payable	54,603	56,023
Total Current Liabilities	1,614,529	612,776
Long-term Liabilities		
Notes Payable - Related Party	97,604	146,656
Total Long-Term Liabilities	97,604	146,656
TOTAL LIABILITIES	1,712,133	759,432
EQUITY	**2023**	**2022**
Member's Contributions, net of Distributions	241,120	81,214

Accumulated Deficit	-14,689	564,493
Total Equity	226,431	645,708
TOTAL LIABILITIES AND EQUITY	1,938,566	1,405,140

Statement of Changes in Member Equity

(Amounts in USD)

	Member Capital	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	29,900	452,118	482,018
Capital Contributions	4,242 -		4,242
Capital Distributions	(229,908) -		(229,908)
Net Income (Loss)	-	389,356	389,356
Ending Balance 12/31/2022	(195,767)	841,474	645,708
Capital Contributions	355,423 -		355,423
Capital Distributions	(195,518) -		(195,518)
Net Income (Loss)	-	(579,182)	(579,182)
Ending Balance 12/31/2023	(35,861)	262,292	226,431

Statement of Operations

As of December 31,

(Amounts in USD)

	2023	2022
Revenue	5,462,268	3,654,195
Cost of Revenue	4,578,524	2,824,633
Gross Profit	883,744	829,562
Operating Expenses		
Advertising and Marketing	470,674	95,890
General and Administrative	635,510	241,798
Rent and Lease	2,295 -	
Depreciation	1,578	999
Total Operating Expenses	1,110,057	338,687
Operating Income (Loss)	(226,313)	490,875
Other Expense		
Interest Expense	352,870	101,519

Total Other Expense	352,870	101,519
Earnings Before Income Taxes	(579,182)	389,356
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (Loss)	(579,182)	389,356

Financial Statements included with the Form C filing on May 28, 2024

Holme & Hadfield (the "Company") a Wyoming Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Holme & Hadfield, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	167,741	140,753
Accounts Receivable	511,963	550,539
Inventory	1,253,551	709,482
Total Current Assets	1,933,254	1,400,774
Non-current Assets		
Computers, net of Accumulated Depreciation	5,311	4,366
Total Non-Current Assets	5,311	4,366
TOTAL ASSETS	1,938,566	1,405,140
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	565,933	5,939
Accrued Expenses	4,007	2,400
Notes Payable - Related Party	49,052	139,687
Notes Payable	241,277	275,709
Other Payable	88,174	133,018
Sales Tax and Payroll Payable	54,603	56,023
Total Current Liabilities	1,003,047	612,776
Long-term Liabilities		
Notes Payable - Related Party	97,604	146,656
Total Long-Term Liabilities	97,604	146,656
TOTAL LIABILITIES	1,100,651	759,432
EQUITY		
Member's Contributions, net of Distributions	241,120	81,214
Accumulated Deficit	596,795	564,493
Total Equity	837,915	645,708
TOTAL LIABILITIES AND EQUITY	1,938,566	1,405,140

Statement of Changes in Member Equity

	Member Capital	Accumulated Deficit	Total Member Equity
	$ Amount		
Beginning Balance at 1/1/2022	29,900	452,118	482,018
Capital Contributions	4,242	-	4,242
Capital Distributions	(229,908)	-	(229,908)
Net Income (Loss)	-	389,356	389,356
Ending Balance 12/31/2022	(195,767)	841,474	645,708
Capital Contributions	355,423	-	355,423
Capital Distributions	(195,518)	-	(195,518)
Net Income (Loss)	-	32,301	32,301
Ending Balance 12/31/2023	(35,861)	873,776	837,915

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	5,462,268	3,654,195
Cost of Revenue	3,967,041	2,824,633
Gross Profit	1,495,227	829,562
Operating Expenses		
Advertising and Marketing	470,674	95,890
General and Administrative	635,510	241,798
Rent and Lease	2,295	-
Depreciation	1,578	999
Total Operating Expenses	1,110,055	338,687
Operating Income (loss)	385,172	490,875
Other Expense		
Interest Expense	352,870	101,519
Total Other Expense	352,870	101,519
Earnings Before Income Taxes	32,301	389,356
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	32,301	389,356

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	32,301	389,356
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,578	999
Accounts Payable and Accrued Expenses	561,601	7,139
Sales Tax and Payroll Payable	(1,420)	56,023
Inventory	(544,069)	(432,687)
Accounts Receivable	38,576	(296,175)
Other Payable	(44,844)	133,018
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	11,423	(531,683)
Net Cash provided by (used in) Operating Activities	43,724	(142,327)
INVESTING ACTIVITIES		
Computers	(2,524)	(5,365)
Net Cash provided by (used by) Investing Activities	(2,524)	(5,365)
FINANCING ACTIVITIES		
Member's Equity, net of Contributions and Distributions	159,906	(283,132)
Proceeds from Notes Payables – Related Parties	(139,687)	187,643
Proceeds from Notes Payables	(34,432)	240,389
Net Cash provided by (used in) Financing Activities	(14,213)	144,901
Cash at the beginning of period	140,753	143,544
Net Cash increase (decrease) for period	26,988	(2,791)
Cash at end of period	167,741	140,753

Holme & Hadfield, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Holme & Hadfield LLC ("the Company") was formed in Wyoming on April 29th, 2019. The Company specializes in the design and production of premium accessory organizers, selling predominantly in the USA but now rapidly growing across Canada, Europe and parts of Asia.

The Company will conduct an equity crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling products through online channels. Revenue is recognized at the time of shipment, net of estimated returns. Concurrently with revenue recognition, the company establishes a liability for expected returns and records an asset (along with a corresponding adjustment to cost of sales) for its right to recover products from customers when settling the refund liability.

Inventory

The Company had an inventory balance of $1,253,551 as of December 31st, 2023. The inventory is valued at cost using the weighted average cost method of accounting. The Company performs quarterly inventory counts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	3	7,503	3,022	-	4,481
Lab Equipment	5	2,022	202	-	1,820
Grand Total	**-**	**9,525**	**3,224**	**-**	**6,301**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December of 2022, the Company entered into a loan agreement with a related party for $187,643. The loan accrues interest at 20% per annum. The loan is unsecured. The monthly payments are $6,000. The maturity date is in July of 2026. The balance of this loan was $146,656 as of December 31st, 2023.

In December of 2023, the Company entered into an agreement with a related party to convert two existing loans into equity for 15% of the shares of the Company. One loan was in the amount of $102,259, originated in November 2021, and the other loan was in the amount of $256,723 and originated in July of 2023. The Company accrued interest of approximately $2,600 per month related to this loan.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into multiple loan agreements with Amazon Lending. The Amazon Lending loan balance as of December 31st, 2023, relates specifically to a loan entered into in July of 2023 for $218,000. The loan accrues interest at 12.99% per annum and contains a maturity date in August of 2024. This loan is unsecured. The monthly payments of this loan are $19,470. The balance of this loan was $150,046 as of December 31st, of 2023.

In May of 2022, the Company entered into a loan agreement for $80,000. In May of 2023, another loan in the amount of $121,685 was made. The loans accrue interest at 17% per annum. The loan is unsecured. The maturity date of this loan is September of 2024. The payments are bi-weekly in the amount of $7,718. The balance of this loan was $69,990 as of December 31, 2023.

The Company entered into multiple loan agreements with a third party. The loan balance as of December 31st, 2023, relates specifically to a loan entered into in August of 2023 for $70,000. An amendment was made in September for an additional $29,000. The loan accrues interest at 44.82% per annum and has a maturity date in February of 2024. The Company makes bi-weekly payments of $9.658. The loan is unsecure. The balance of this loan was $22,848 as of December 31st, 2023.

The Company entered into an inventory management agreement with a third party for which the third party agreed to maintain the inventory of and sell to vendors the products of the Company. The Company owed this third party $88,174 as of December 31st, 2023. The amount does not accrue interest and is due in 2024.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	378,504
2025	49,052
2026	48,552
2027	-
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payables 1	218,000	12.99%	2024	148,439	-	148,439	1,607	176,017	-	176,017	-
Notes Payables 2	201,685	17%	2024	69,990	-	69,990	-	59,581	-	59,581	-
Notes Payable 3	99,000	44.82%	2024	22,848	-	22,848	-	40,111	-	40,111	-
Other Payable	88,174	None	2024	88,174	-	88,174	-	133,018	-	133,018	-
Notes Payables - RP 1	187,643	20%	2026	49,052	97,604	146,656		40,987	146,656	187,643	-
Notes Payables - RP 2	358,982	Approx $2,650 Monthly	None	-	-	-	-	98,700	-	98,700	-
Total				**378,504**	**97,604**	**476,108**	**1,607**	**548,414**	**146,656**	**695,070**	**-**

NOTE 6 – EQUITY

The Company is a limited liability company with one class of units owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued.

The Company entered into an agreement with a related party to issue new shares equivalent to 2.5% of the total shares for $260,000.

In February 2024, the Company entered into a loan agreement to receive a loan of $100,439 at an annual interest rate of 17%. The loan is unsecured. The Company makes bi-weekly payments totaling $6,789, which cover the payments for both the new loan and existing loan. The loan is due in 2024.

In February of 2024, the Company paid in full the loan with a balance of $22,848 as December 31st, of 2023.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

HOLME & HADFIELD LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Holme & Hadfield LLC, a Wyoming limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $8,500,000.00 for Early Investors and $10,000,000.00 for Standard Investors.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities, as applicable, sold in the First Equity Financing. The number of Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** for Early Investors or Standard Investors, as applicable (as defined below).

        (ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of such Equity Securities shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Subsequent Equity Financing Price for Early Investors or Standard Investors, as applicable (as defined below).

      (b)   **<u>Liquidity Event</u>**.

      (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of Equity Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

      (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of the most recent issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

      (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this <u>Section 1(b)</u>, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

      Notwithstanding <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u>, if the Issuer's managers (or board of directors if the Issuer is a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

      (c)   **<u>Dissolution Event</u>**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with <u>Section 1(a), Section 1(b) or Section 1(d)</u>, subject to the preferences applicable to any series of Preferred Interests, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

      (d)   **<u>Discretionary Conversion</u>**. Within the first six (6) months after the issuance of a Crowd SAFE and prior to a Liquidity Event or a Dissolution Event, the Issuer can, in its sole and absolute discretion, convert a Crowd SAFE into Equity Securities equal to the Purchase Amount.

(e)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a), Section 1(b) or Section 1(d); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant Section 1(a), Section 1(b) or Section 1(d).

2. *Definitions*

"**Capital Interests**" shall mean the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" shall mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" shall mean common limited liability company membership units of the Issuer or common stock of the Issuer, if the Issuer is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a), Section 1(b) or Section 1(d). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Crowd Safe**" shall mean a SAFE offered by the Issuer pursuant to Regulation CF.

"**Dissolution Event**" shall mean (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Early Investor**" shall mean an investor who invests during the First Tranche of the Offering.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, the lowest price per interest of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**First Tranche**" shall mean the time period beginning on the Initial Offering Date and ending on June 5, 2024, at 2:59 A.M. Eastern Time.

"**Form C**" shall mean the Form C filed by the Issuer with the SEC for this Offering.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Initial Offering Date**" shall mean the date of the filing of the Form C.

"**Intermediary**" shall mean OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Investment Company Act**" has the meaning defined in Section 3(f).

"**IPO**" shall mean: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" shall mean the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" shall mean a Change of Control or an IPO.

"**Liquidity Price**" shall mean the price per unit equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" shall mean the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Offering**" shall mean the offering of this Crowd SAFE.

"**Preferred Interests**" shall mean the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Regulation CF**" shall mean Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" shall mean any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" shall mean the price per unit equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, divided by (y) the Fully Diluted Capitalization.

"**SEC**" shall mean the United States Securities and Exchange Commission.

"**Second Tranche**" shall mean the time period beginning on June 5, 2024, at 3:00 A.M. Eastern Time, 2024, and ending upon the termination of the Offering.

"**Standard Investors**" shall mean those investors who invest in the Second Tranche of the Offering.

"**Subsequent Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Subsequent Equity Financing is less than or equal to the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, the lowest price per interest of the Equity Securities sold in the Subsequent Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Subsequent Equity Financing is greater than the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, the SAFE Price.

"**Transferee**" has the meaning defined in Section 5.

"**Transferee**" has the meaning defined in Section 5(f).

3. *Issuer Representations*

(a)   The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of capital stock for issuance and delivery upon the conversion of this instrument, such number of shares of the capital stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the capital stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Issuer with respect to this Crowd SAFE.

4. *Investor Representations*

(a)　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that this Crowd SAFE, the converted Equity Securities, and any Capital Interests have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　The Investor understands and acknowledges that as a Crowd SAFE Investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations. The Investor is not deemed to be a holder of units or membership interests for any purpose, nor will anything contained in this Crowd SAFE be construed to confer on the Investor, as such, any rights of a member or unitholder of the Company or any right to vote on the board of managers or any matters submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or distributions or dividend until and unless the Capital Interests have been issued upon the terms described in this Crowd SAFE.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of this Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in this Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in this Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in this Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in this Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to this Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is an entity: (i) such entity is duly incorporated or organized, validly existing and in good standing under the laws of the state of its incorporation or organization, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its governance documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)	The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)	The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)	In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)	Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the Transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)	There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)	The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer this Crowd SAFE ("**Transfer**") in accordance with this Section 5, the Investor accepting transfer ("**Transferee**") must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as **Exhibit A** contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any Equity Securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying Equity Securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying Equity Securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs. Upon conversion, the Investor shall execute a counterpart signature page to the operating agreement of the Company.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(f)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile or organizational form.

(g)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)　　All rights and obligations hereunder will be governed by the laws of the State of Wyoming, without regard to the conflicts of law provisions of such jurisdiction.

(j)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Sheriden, Wyoming. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Holme & Hadfield LLC

By:
Name:
Title:
Address:
Email:

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under this Crowd SAFE Series 2024 issued by Holme & Hadfield LLC (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the majority of the voting power of class of securities the Equity Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                      Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:
Holme & Hadfield LLC

By:

Name: Ian Holme, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

THIS VIDEO IS FOR ILLUSTRATION AND DISCUSSION PURPOSES ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED OR USED AS, FINANCIAL, LEGAL TAX OR INVESTMENT ADVICE OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, AN INTEREST IN HOLME & HADFIELD LLC (THE "COMPANY"). ANY OFFER OR SOLICITATION OF AN INVESTMENT IN THE COMPANY MAY BE MADE ONLY BY DELIVERY OF THE COMPANY'S INVESTMENT DOCUMENTS TO QUALIFIED PROSPECTIVE INVESTORS.

THIS VIDEO IS AS OF THE DATE INDICATED AND DOES NOT CONTAIN CERTAIN MATERIAL INFORMATION ABOUT THE COMPANY, INCLUDING IMPORTANT DISCLOSURES AND RISK FACTORS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. HYPOTHETICAL PRO FORMA PERFORMANCE RESULTS PROVIDED HEREIN HAVE MANY INHERENT LIMITATIONS. IN FACT, THERE ARE FREQUENTLY DIFFERENCES BETWEEN HYPOTHETICAL RESULTS AND THE ACTUAL RECORD SUBSEQUENTLY ACHIEVED. HYPOTHETICAL PRO FORMA PERFORMANCE RESULTS PROVIDED HEREIN ALSO ARE NOT REFLECTIVE OF THE FACT THAT IN INVESTING WITH THE COMPANY, THERE IS A POTENTIAL FOR LOSS AS WELL AS FOR PROFIT.

MOREOVER, CERTAIN INFORMATION CONTAINED HEREIN CONSTITUTES "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "PROJECT," "TARGET," "ESTIMATE," "INTEND," "CONTINUE," OR "BELIEVE." NO REPRESENTATION IS MADE THAT COMPANY WILL OR IS LIKELY TO ACHIEVE ITS OBJECTIVES OR THAT ANY INVESTOR WILL OR IS LIKELY TO ACHIEVE RESULTS COMPARABLE TO THOSE SHOWN OR WILL MAKE ANY PROFIT AT ALL OR WILL BE ABLE TO AVOID INCURRING SUBSTANTIAL LOSSES. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.
NO REPRESENTATION IS MADE THAT THE COMPANY WILL OR IS LIKELY TO ACHIEVE ITS OBJECTIVES OR THAT ANY INVESTOR WILL OR IS LIKELY TO ACHIEVE RESULTS COMPARABLE TO THOSE SHOWN OR WILL MAKE ANY PROFIT AT ALL OR WILL BE ABLE TO AVOID INCURRING SUBSTANTIAL LOSSES. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

THIS VIDEO IS SUBJECT TO REVISION, MODIFICATION AND UPDATING. CERTAIN INFORMATION HAS BEEN PROVIDED BY THIRD-PARTY SOURCES AND, ALTHOUGH BELIEVED TO BE RELIABLE, IT HAS NOT BEEN INDEPENDENTLY VERIFIED AND ITS ACCURACY OR COMPLETENESS CANNOT BE GUARANTEED.

EACH INVESTOR SHOULD CONSULT THEIR OWN ADVISERS REGARDING THE LEGAL, TAX, AND FINANCIAL SUITABILITY OF THIS TYPE OF INVESTMENT.

NO PERSON SHOULD INVEST WHO IS NOT, EITHER ALONE OR WITH THEIR ADVISERS, CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE COMPANY.

Video Title: Holme & Hadfield - Equity Crowdfund Video
I'm Phil. And I'm Ian. And today we're inviting you to become a business partner, co -owner and shareholder of Home and Handfield. Why join us? Well, grab a beer, whiskey or coffee, and we'll tell you why. Since launch, we've experienced huge rapid growth. In just three years, we've taken over 150 ,000 orders, generated revenue of over $10 million, and $6 million in the last year alone. As a result, we're now valued at $10 million, and yet the real growth is still to come. For the first two and a half years of Home and Hadfield, we spent 95% of our time scaling our Amazon US business. However, in 2023, we began to diversify, becoming a true omnichannel brand. As a result, we're now seeing on the foundations of four

verticals that we plan to scale even further with investment. In our US marketplaces, we now have an established team structure and product roadmap in place to really build on the growth and success we've achieved so far. And in doing so, support the three newer verticals. On our own website, we achieved $1 million in sales in 2023, despite only running paid ads for the last four months of the year. In 2024, with a full year of paid traffic and increased brand awareness, we're forecast to do between $3 to $4 million in sales. With Home and Hadfield International, in 2023, we achieved $600,000 in sales, having only launched in September with 40% of our products. In the next year, simply by launching the rest of our products and having a full year of sales, we're forecasting strong growth in our international business. Finally, in 2023, with our wholesale business, we did $600,000 in sales, simply by responding to inbound inquiries. Post-investment, just by attending trade shows and employing a sales rep, will significantly accelerate our wholesale growth. In summary, in 2023, we proved the concept in three new areas of the business, collectively doing just over $2 million in sales without a full year, team, or budget to run at them. Imagine what we can do now with the funds in place to support each business, correct team in place, and a full year to make it happen. Our strength is in our market positioning. There isn't anyone who does what we do. We created a gap that didn't exist before and filled it. Before Herman Hadfield, collectors were spending thousands of dollars on accessories owned to keep them stored away in a cupboard, or worse still, in an old-fashioned case where the focus was purely on storage. Since we launched, we have disrupted each niche that we have entered, launching totally unique designs that give collectors the opportunity to organize and display what they love most in a way they can be proud of. At home in Hadfield, everything begins and ends with our community. We have built a highly engaged audience through building our Instagram, Facebook groups and monthly product development surveys. The community is involved for the very beginning of the product development process, from giving us the actual product idea to approving the design, the material, the colour and even the name. This unique process means that whenever we launch a new product we have such a high degree of certainty that it will be successful because our community has developed it with us every step of the way. Don't just take our word for it, let's hear from them. I own, I think, 12 Home and Hatfield products. 6 or 7 for the armory tool, the comedy pro 2, 9, 2 of these beauties, they built products to last. The other thing is I've seen them bend over backwards to keep their customers happy. There is no other brand like yours. The quality, the distinguished look. It's definitely the craftsmanship you guys are in the community you care about what we want Interaction that you give us is fantastic. You don't get that with anybody else the sense of community the community other brains like each image No, I don't think they can do it as good as Holme and Hadfield. I haven't seen anybody. No, not really to your level. I don't feel that there are nothing comes to mind. We are riding the wave of four major market trends that will grow the business for the next five plus years. The significant growth in e-commerce, the collectibles market, remote working and the gifting market means that even if we weren't to invest in the four verticals that Phil touched on earlier, the business would naturally continue to grow. Here is a snapshot of some of the products that we have developed that are ready to release. In addition to this, we plan to collaborate with like-minded brands, creating totally unique limited edition products. Finally, in direct response to our community, we plan to introduce product customisations, adding a true modular element to our offering. Therefore, by serving our community even more than we already do, we will be significantly increasing average order value and customer lifetime value. Finally, we have a plan. Unlike most brands, we are preparing for an exit way before it happens, and we have a clear plan to exit to a strategic buyer. The key point here is that we will only exit to the right buyer, the right fit for home and Hadfield. We won't just sell to anyone, I mean, won't exit based on a financial multiple alone. The key driver will be strategic value. By taking this approach and finding the right buyer for home and Hadfield, this will bring three huge advantages. We can be opportunistic. We sell when the buyer, time and offer is right for us. Whoever acquires home and Hadfield will be receiving significant strategic value to their own business, and as such, they will pay maximum value to us and our investors. Finally, because they are the best fit for home and Hadfield, they will be in a position where they can continue to serve you, our community, in the best way possible. The studio's about to kick us out, and now you know all our stuff. If you want to come and join us on this journey, we are raising investment for the very first time on republic .com, so go and check it out now. Not allowed to laugh. Since launch. Come on man, get it right. This isn't going out. On our own website. Calm down. Where the focus was purely storage. Yeah, I don't know why I didn't like that. It was purely storage. ha ha ha create conditions ha ha ha.

Video Title: We asked 11 Holme & Hadfield customers 10 questions...

I own, I think, 12 home and Hadfield products. Picture seven. Four, the Armory. Two, the Covenant Pro. Two, nine. Two of these beardies. They build products to last. The other thing is, I've seen them bend over backwards to keep their customers happy. There is no other brand like yours. The quality, the distinguished look. It's definitely the craftsmanship. You guys are in the community. You care about what we want. Interaction that you give us is fantastic. You don't get that with anybody else. The sense of community. The community. Other brands like H&H? No. I don't think they can do it as good as home and Hadfield. I haven't seen anybody. No, not really TRL. I don't feel that there are. Nothing comes to mind.

Video Title: THE BEST KNIFE CASE YOU HAVE EVER SEEN
The video does not include any narration.

Video Title: LOVED BY YOUR FAVORITE CREATORS
What a presentation that is? Are you kidding? This company has been on every gift guide I've made. It is a sign that they actually listen to customer feedback. This right here is my favorite watch display case. Having my favorite watches beautifully displayed is just another source of inspiration. I love this, I love it so much.

EXHIBIT D

Amended and Restated Operating Agreement

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

HOLME & HADFIELD LLC
a Wyoming limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS AMENDED AND RESTATED OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

THIS AGREEMENT IS SUBJECT TO BINDING ARBITRATION.

**TABLE OF CONTENTS
OF THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company**

PAGE

**AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company**

THIS AMENDED AND RESTATED OPERATING AGREEMENT is made and entered into by and among the LLC and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Amended and Restated Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

RECITALS

A.   The LLC was formed on April 29, 2019, as Holme & Hadfield LLC upon the filing of Articles of Organization with the Wyoming Secretary of State. A copy of the articles of incorporation is attached hereto as **Exhibit A**.

B.   The LLC filed a Form 8832 to elect to be taxed as a C corporation effective as of the June 1, 2024 (the "*Effective Date*").

C.   The parties now wish to enter into this Agreement to memorialize their agreement regarding the (i) LLC election to be classified as a corporation for federal income tax purposes.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Operating Agreement of the LLC shall read as follows:

**ARTICLE 1
FORMATION**

SECTION 1.1   Formation; General Terms; Effective Date. The LLC was formed as described in the Recitals.

The rights and obligations of the Members and the terms and conditions of the LLC shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern.

The Managers shall execute and file on behalf of the LLC all other instruments or documents, and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in Wyoming and in the other jurisdictions in which the LLC shall transact business.

SECTION 1.2   Name. The name of the LLC shall be Holme & Hadfield LLC. The Managers may amend the Articles at any time to change the name of the LLC. The Managers shall provide each Member with notice of any such name change. The name of the LLC shall be the exclusive property of the LLC, and no Member shall have any rights in the LLC's name or any derivation thereof, even if the name contains such Member's own name or a derivation thereof.

SECTION 1.3 **Designated Office**. The designated office of the LLC shall be such place as the Managers may designate from time to time.

SECTION 1.4 **Purpose**. The purpose of the LLC shall be (i) to manufacture and sell products that assist in the organization, display, and protection of various personal items such as watches, knives, coins, and sunglasses; (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5 **Registered Agent; Registered Office**. The LLC's registered agent and registered office are set forth in the Articles, and may be changed from time to time by the Managers, in which case the Managers shall file a statement of change as required by the Act.

SECTION 1.6 **Commencement and Term**. The LLC commenced at the time and on the date appearing on its Certificate of Organization and shall continue in existence until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement.

SECTION 1.7 **Tax Classification**. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the LLC has elected to be classified as a corporation for federal income tax purposes until the effective date of any election it may make to change its classification for federal income tax purposes. It is agreed that the Managers shall have the authority, on behalf of the LLC and each Shareholder, to file and make such election to change the tax classification of the LLC at such time as the Managers determine that such a change is in the best interests of the LLC.


ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS


SECTION 2.1 **No Required Additional Capital Contributions; Loans**. No Shareholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Shareholder's initial Capital Contribution to acquire its Interest or be obligated to lend money to the LLC or guarantee any loan to the LLC without the consent of such Person.

SECTION 2.2 **Member Loans**. The Members may be permitted to make loans to the LLC if and to the extent they so desire, and if the Managers determine that such loans are necessary or appropriate in connection with the conduct of the LLC's business (including without limitation, expansion or diversification). Such loans shall be made upon terms and such maturities that are no less favorable to the LLC than those generally prevailing with respect to comparable transactions between unrelated parties. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the LLC agrees in writing to subordinate its loan to that of another Member.

SECTION 2.3 **Issuance of Additional Interests**. The Managers may cause the LLC to issue (i) additional Interests (including other classes or series thereof having different rights, powers and duties, including rights, powers and duties senior to those of the Members), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Interests, and (iii) warrants, options or other rights to purchase or otherwise acquire Interests to such Persons, including Members, in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Managers shall determine; provided that the LLC shall not issue Interests to any Person unless such Person shall have executed a counterpart to this Agreement. The issuance of additional Interests in the LLC (including other classes or series thereof having different rights) shall dilute the Percentage Interests of each of the Shareholders in proportion to the number of Shares (regardless of class or other classification) held by such Shareholders at the time of issuance. The Managers may amend this Agreement to reflect the issuance of the Interests, including appropriate changes to the distribution, allocation and liquidation provisions to reflect the rights of the issued Interests.

SECTION 2.4 **Withdrawals; Interest**. No Shareholder shall be entitled to receive any distribution except as provided in this Agreement. No Shareholder shall be entitled to receive any interest on its Capital Contributions (it being agreed that any preferred return shall not be deemed to be interest with respect to the foregoing). Each Shareholder shall look solely to the assets of the LLC for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the LLC.

SECTION 2.5 **Class of Members and Issuance of Shares**. There shall be one class of Members and the LLC is hereby authorized to issue up 10,000,000 Shares. In exchange for its initial Capital Contribution, each Member shall receive an Interest. Each Member's Interest shall be denominated in Shares, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Shares held by the Member with respect to the Member's Interest.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1 **Cash Distributions**. Prior to the dissolution of the LLC, Distributable Cash shall be distributed in such amounts and at such intervals as determined by the Managers to the Shareholders in accordance with their Percentage Interests.

SECTION 3.2 **Noncash Interim and Liquidating Distributions**. The LLC may make interim and liquidating distributions to the Shareholders other than in cash as determined by the prior written consent of the Managers; provided, however, all distributions of noncash property to Shareholders must be made simultaneously to each Shareholder and each Shareholder must receive a proportionate interest in each item of property distributed in accordance with their Percentage Interests unless all of the Members agree otherwise.

SECTION 3.3 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the LLC for any past-due obligation of a Shareholder to the LLC.

ARTICLE 4
RESERVED

ARTICLE 5
MANAGEMENT; DUTIES

SECTION 5.1   **Management by the Managers; Limitations on Actual Authority; Title; Delegation of Authority; Compensation**.

(a)   General Authority of the Managers. The LLC shall be managed by a board of Managers. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the board of Managers (the "**Managers**" and sometimes also referred to herein as the "**Board**") in their sole and absolute discretion shall have complete authority and exclusive control to conduct any business on behalf of the LLC without the consent of any Member, which authority may be delegated in part as provided in Subsection (d) of this Section. Without limiting the generality of the foregoing, subject to Section 5.4, (i) the Board shall have sole and complete discretion in determining whether to issue Interests, the number of Interests to be issued at any particular time, the Capital Contribution or purchase price for any Interests issued, and all other terms and conditions governing the issuance of Interests; and (ii) the Board may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the LLC's assets, Approved Sale, acquisition or other extraordinary transaction, or any refinance the LLC's assets, and execute and deliver on behalf of the LLC any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member; provided that any such transaction shall be subject to the other terms, limitations and conditions of this Agreement applicable thereto, including, as applicable, the distribution of the net proceeds thereof in a manner consistent with the requirements of this Agreement. The vote, consent, approval or ratification of at least a per capita majority of the Managers then serving shall be required in order to constitute the action of the Managers. No Manager shall cause the LLC to become bound to any contract, agreement, or obligation, and no Manager shall take any other action on behalf of the LLC, unless such matter has received the vote, consent, approval, or ratification as required pursuant to this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the LLC to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the LLC.

(b)   Right to Rely on Action of Any Manager. Persons dealing with the LLC shall have no duty to inquire whether the act of any Manager in carrying on in the usual way the business of the LLC is pursuant to the Manager's actual authority under this Agreement, and such acts shall be binding upon the LLC regardless of whether such Manager had actual authority, unless the Person dealing with such Manager had actual knowledge that the Manager was exceeding his authority.

(c)   Managers' Titles. The Managers may use the title "Manager" or such other title or titles as determined by the Managers.

(d)   Delegation of Authority. The Managers may, but shall not be required to, delegate by written resolutions, which resolutions may be general or may be limited to specific matters, to one Person, several Persons or a committee of Persons (with such titles as the Managers shall select) any powers or authority granted to the Managers pursuant to this Agreement or pursuant to the Act. Delegation of any powers pursuant to this Subsection shall not of itself create an employment agreement or any other contract right. The Managers may withdraw any powers delegated pursuant to this Subsection at any time and from time to time with or without cause. The delegation of authority by the Managers pursuant to this Subsection shall not relieve the Managers from the duties and responsibilities set forth in the Act or in this Agreement.

(e)   Compensation; Reimbursement of Expenses. The individuals serving as Managers may be compensated for their operational services as Managers in the business or as service providers to the

Company. As of the Effective Date, the LLC currently pays to each Ian Holme and Philip Hadfield a monthly management fee of $7,000, which may be increased (or decreased) as determined by the Board of Managers. The LLC may pay this management fee to Ian Holme and Philip Hadfield individually or to an affiliate. The LLC may reimburse any Manager for all reasonable expenses incurred by such Persons in managing and conducting the LLC's business, including (but not limited to) overhead, administrative and travel expenses.

SECTION 5.2   <u>**Number, Designation, Election, and Removal of Managers**</u>.

(a)   <u>Number; Designation; Execution of Agreement</u>. As of the Effective Date, the Managers are Ian Holme and Phil Hadfield. A Manager may but need not be a Member. The number of Managers shall be fixed from time to time by the written consent of the Members, but in no instance shall there be less than one (1) Manager. Those Persons listed as Managers on the Information Exhibit are hereby designated as the Managers of the LLC as of the Effective Date. Each Manager shall execute and be bound by the provisions of this Agreement and shall serve until his death, resignation, or removal, or until the designation of new Managers by the Members pursuant to this Section.

(b)   <u>Election of Managers</u>. New Managers may be designated via election by Supermajority Interest Members at any time and from time to time at any meeting called for the purpose of designating new Managers. At each election of Managers, each Member entitled to vote at such election shall have the right to vote the number of votes he is entitled to cast for as many persons as there are Managers to be elected. No Member shall have the right to cumulate his vote. In the election of Managers, the Persons receiving the most votes shall be elected Managers.

(c)   <u>Removal</u>. A Manager may be removed by Supermajority Interest Members at any time with or without cause and shall thus cease to serve as Manager. Any such removal shall be accomplished by providing a written notice to the Managers, which notice shall be effective as stated therein. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member.

(d)   <u>Resignation</u>. A Manager may resign at any time upon giving written notice to the Members. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member.

(e)   <u>Vacancies</u>. If a Manager ceases to be a Manager, the remaining Managers, if any, shall have authority to designate another Person to fill the vacancy, subject to the right of the Members to designate Managers at any time as provided in Subsection (b) of this Section. If there are no remaining Managers, the Members may designate a new Manager(s) according to the voting procedure described in Subsection (b) of this Section. A vacancy created by an increase in the authorized number of Managers shall be filled only by the Members.

SECTION 5.3   <u>**Meetings of the Board**</u>.

(a)   <u>Regular Meetings</u>. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by written resolution of the Board. Written notice of the place, date and hour of regular meetings of the Board shall be given to each Manager not less than ten (10) days before the date of the meeting.

(b)   <u>Special Meetings</u>. Special Meetings of the Board may be called by or at the request of any Manager on two (2) days' notice to each Manager, either personally or by telephone, express delivery service (so that the scheduled delivery date of the notice is at least two (2) days in advance of the meeting), telegram, electronic mail or facsimile transmission, or on five (5) days' notice by mail (effective upon deposit of such notice in the mail). The notice need not describe the purpose of the meeting but shall indicate the date, time and place of the meeting.

(c)   Waiver of Notice. A Manager may waive notice of any meeting before or after the date and time stated in the notice. Except as set forth below, the waiver must be in writing, signed by the Manager entitled to the notice, and delivered to the LLC for inclusion in its records. Notwithstanding the foregoing, a Manager who attends or participates in a meeting waives any right to assert any lack of notice, or defect in notice, of the meeting unless the Manager at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d)   Place of Meetings. The Board may hold its meetings at any place within or outside the State of Wyoming as the Board may from time to time establish for regular meetings or as set forth in the notice of special meetings.

(e)   Voting. Each Manager shall be entitled to one (1) vote. Unless otherwise provided in this Agreement, the vote, consent, approval or ratification of at least a majority of the total number of Managers (which the Board would have if there were no vacancies) shall be required in order to constitute the action of the Board.

(f)   Proxies. A Manager may vote in person or by proxy executed in writing by the Manager. A proxy shall be delivered to the other Managers before the meeting at which it is to be voted and shall not be valid after the final adjournment of the meeting.

(g)   Manner of Meetings. All of any of the Managers may participate in a meeting of the Board by any communication by means of which all participating Managers can hear and speak to each other during the meeting. A Manager participating in a meeting by this means is deemed to be present in person at the meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(h)   Adjournments. A meeting of the Board, whether or not a majority of the Managers are present, may be adjourned by a majority of the Managers present to reconvene at a specific time and place. It shall not be necessary to give notice to the Managers of the reconvened meeting or of the business to be transacted, other than by announcement at the meeting that was adjourned, unless a majority of the Managers (determined as if the Board had no vacancies) were not present at the meeting that was adjourned, in which case notice shall be given to Managers in the same manner as for a special meeting. At any such reconvened meeting at which a majority of the Managers (determined as if the Board had no vacancies) is present, any business may be transacted that could have been transacted at the meeting that was adjourned.

(i)   Action by the Board Without a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken or ratified without a meeting if a written consent, describing the action taken, is signed by that number of Managers holding the number of votes required in order to take the specified action and delivered to the LLC for inclusion in the minutes or filing with the LLC's records. The consent may be executed in counterparts, shall have the same force and effect as a vote of the Managers at a duly convened meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Wyoming or in any other states and jurisdictions in which the LLC shall transact business.

SECTION 5.4   Restrictions on Authority of the Managers.

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(a) Consent Required. Without the prior written consent of a Supermajority in Interest of the Members, no Manager (or any Person to whom the Managers have delegated authority) shall have authority to cause the LLC to do any of the following:

(i) do any act in contravention of this Agreement;

(ii) possess any property belonging to the LLC or any Subsidiary, or assign, transfer, or pledge the rights of the LLC or any Subsidiary in specific property, for other than the exclusive benefit of the LLC or any Subsidiary;

(iii) employ, or permit to be employed, the funds or assets of the LLC or any Subsidiary in any manner except for the exclusive benefit of the LLC or any Subsidiary; or

(iv) commingle its funds with its own or any other Person's funds.

SECTION 5.5 **Fiduciary Duties; Right to Rely; Limitation of Liability**.

(a) Duties. Each Manager shall perform his or her duties in good faith, in a manner reasonably believed to be in the best interests of the LLC, and with such care as an ordinary prudent person in a like position would use under similar circumstances.

(b) Right to Rely. A Manager shall not be held liable to the LLC, or to the Shareholders, for relying in good faith upon the records required to be maintained by this Agreement or upon such information, opinions, reports or statements prepared and presented by any of the Managers, Shareholders, attorneys, accountants, agents, advisors or any other Person who has been selected with reasonable care by or on behalf of the LLC, as to matters the Managers reasonably believe are within such other Person's professional or expert competence.

(c) Limitation of Liability. Notwithstanding any other provision to the contrary in this Agreement, no Manager shall be liable, responsible, or accountable in damages or otherwise to the LLC or to any Shareholder for any loss, damage, cost, liability, or expense incurred by reason of or caused by any act or omission performed or omitted by the Manager, whether alleged to be based upon or arising from errors in judgment, if he performs his duties in compliance with this Section 5.5 and such act or omission performed or omitted is not a willful breach of this Agreement. Without limiting the foregoing, in no event will any Manager be liable for: (A) the failure to take any action not specifically required to be taken by the Manager under the terms of this Agreement, or (B) any mistake, misconduct, negligence, dishonesty or bad faith on the part of any employee or other agent of the LLC appointed in good faith by the Manager.

(d) Applicability to Persons whom the Managers have Delegated Authority. The Managers may, but are not required to, provide for the limitation of liability in excess of any limitation granted by the Act for Persons to whom the Managers delegate management authority.

SECTION 5.6 **No Exclusive Duty**. No Manager shall be required to manage the LLC as its sole and exclusive function. Except as otherwise provided in this Agreement, a Manager, its owners, or Affiliates of the Manager or its owners may have other business interests and may engage in other activities in addition to those relating to the LLC. Neither the LLC nor any Shareholder shall have any right, by virtue of this Agreement, to share or participate in such permitted investments or activities of a Manager or its owners or any Affiliate of a Manager or its owners or in the income or proceeds derived therefrom. A Manager shall devote that amount of time to the LLC as is necessary to manage and supervise the business and affairs of the LLC in accordance with this Agreement.

SECTION 5.7 **Indemnification**. To the fullest extent provided or allowed by law, the LLC shall indemnify, hold harmless and defend its Managers, employees and agents (including any Person to whom the Managers have delegated authority) (each, a "***Covered Person***") for all costs, losses, liabilities and damages paid or incurred by such Covered Persons in connection with the business of the LLC, except for acts or omissions for which the Covered Person is not absolved from liability under Section 5.5(c). Notwithstanding any other provision of this Agreement, any indemnification under this Agreement will be provided only out of LLC assets, and no Shareholder (or Related Party to or Affiliate of the Shareholder) will have personal liability for indemnification.


ARTICLE 6
MEMBERS


SECTION 6.1 **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the LLC or to the Members solely by reason of being a Member.

SECTION 6.2 **Liability of Members**. No Member shall be liable for any debts or losses of capital or profits of the LLC.

SECTION 6.3 **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the LLC to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the LLC.

SECTION 6.4 **Right to Inspect Books and Records**. In accordance with Section 11.1, the LLC shall maintain adequate books and records. Any Member or its designated representative shall have the right, subject to the provisions of § 17-29-410 of the Act, to have access to and inspect and copy, at its expense, the contents of such books or records.

SECTION 6.5 **Representations and Warranties of Members**. Each Member, and in the case of a Member who is a Person other than an individual, the Person(s) executing this Agreement on behalf of such Member, hereby represents and warrants to the LLC and each other Member: (a) that if that Member is a Person other than an individual, it is duly organized, validly existing and in good standing under the law of its state of organization; (b) that the Member has full power and authority to execute and agree to this Agreement and to perform its obligations hereunder, and that all actions necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken; (c) that the Member has duly executed and delivered this Agreement; (d) that the Member's authorization, execution, delivery and performance of this Agreement do not conflict with any other agreement or arrangement to which the Member is a party or by which the Member is bound; (e) that the Member is acquiring its Interest for the Member's own account as an investment and without an intent to distribute the Interest; and (f) that the Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. The inclusion of the foregoing does not constitute an acknowledgment that an Interest is a security under applicable law, and the LLC reserves the right to contest whether an Interest in the LLC constitutes a security.

SECTION 6.6 **Indemnification for Breach**. Each Member shall and does hereby agree to indemnify and hold harmless the LLC and the other Members from any and all liabilities, losses, costs, damages or expenses (including, without limitation, the costs of litigation and reasonable attorneys' fees) arising out of, resulting from, or in any way related to the misrepresentation or breach of any representation

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or warranty on the part of such Member and such Member's breach of any other provision of this Agreement. All such losses, costs, liabilities, damages and expenses sustained by the LLC or any other Member arising out of any willful breach of this Agreement by such Member may be offset against distributions (interim and liquidation) or payments otherwise due to such Member.

ARTICLE 7
MEMBER MEETINGS

SECTION 7.1 **No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 7.3 for written consent to action in lieu of actual meetings.

SECTION 7.2 **Meetings of the Members**.

(a)   Call for Meetings. Meetings of the Members may be called by the Managers or twenty-five percent (25%) in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Managers or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Managers. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 12.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Managers under this Agreement or the Act may be waived in writing by that Member or Managers (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Managers will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; Costs. The Managers or the Members calling the meeting may designate any place, either within or outside the State of Wyoming, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the LLC.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Shares.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the

Managers before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h) <u>Manner of Meetings</u>. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Managers or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Managers will designate the person who is to preside over the meeting. If the Managers fail to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the LLC's permanent records.

SECTION 7.3 **<u>Written Consent to Action in Lieu of Actual Meetings</u>**. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 12.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) is delivered to the Manager to be included in the LLC's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 8
<u>TRANSFER OF INTERESTS</u>

SECTION 8.1 **<u>In General</u>**. Except as otherwise set forth in this Article, no Shareholder shall Transfer all or any portion of its Interest without the prior written consent of the Managers, which consent may be given or withheld in the sole discretion of each Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 8.2 **<u>Rights of Assignees</u>**. Any Person (who is not already a Member) taking or acquiring, by whatever means, the Interest of any Shareholder in the LLC and is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the LLC's transactions, no right to inspect or copy the books or records of the LLC, no right to bring derivative actions on behalf of the LLC, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek (i) a court order dissolving the LLC under the Act or (ii) judicial supervision of the winding up of the LLC under the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests and the Optional Purchase Events contained in this Article and subject to any claims or offsets the LLC has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arises afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the LLC until such assignee delivers to the Managers written notice of the Transfer, proof of the Transfer deemed sufficient by the Managers, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Managers may reasonably request.

SECTION 8.3 **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Shareholder in the LLC shall be admitted as a Member only upon the written consent of the Managers. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of each Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a) Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b) Executes, acknowledges and delivers to the LLC such other instruments as the LLC may deem necessary or advisable to effect the admission of such Person as a Member; and

(c) Pays a transfer fee to the LLC in an amount sufficient to cover all reasonable expenses of the LLC connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the LLC.

The Managers shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Shares, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the LLC has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 8.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making the distributions, the LLC shall recognize such transfer not later than the end of the calendar month during which the LLC receives notice of such transfer. If the LLC does not receive a notice stating the date the Interest was transferred and such other information as the LLC may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all distributions shall be made to the Person who, according to the books and records of the LLC on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the LLC nor any Manager shall incur any liability for making distributions in accordance with the provisions of this Section, whether or not any Manager or the LLC had knowledge of any transfer of ownership of any Interest.

SECTION 8.5   Optional Purchases of Interests.

(a)   Purchase Option.

(i)   Grant of Option. Upon the occurrence of an Optional Purchase Event with respect to a Shareholder, the LLC, followed by all of the other Members, shall have the option to purchase all, but not less than all, of such Shareholder's Interest pursuant to the terms and conditions set forth in this Agreement.

Upon the occurrence of an Optional Purchase Event, the Shareholder with respect to whom the Optional Purchase Event has occurred shall immediately give written notice to the LLC and to the Members, which notice shall describe the Optional Purchase Event. If the Shareholder with respect to whom the Optional Purchase Event has occurred does not provide such notice and a Member knows of the occurrence of such Optional Purchase Event, such Member may send written notice of the Optional Purchase Event to the LLC, and if the LLC determines that an Optional Purchase Event has occurred, the LLC shall provide to the Members the notice that should have been sent by the Person with respect to whom the Optional Purchase Event has occurred.

(b)   Optional Purchase Events. For purposes of this Agreement, the term "*Optional Purchase Event*" shall mean any of the following:

(i)   The entry by any court of an order or adjudication that the current or former spouse of the Shareholder, which spouse is not a Shareholder, has acquired any rights in the Shareholder's Interest as a result of divorce or equitable distribution proceedings.

(ii)   An Event of Withdrawal with respect to any Shareholder.

(c)   Purchase Price for Optional Purchase Events. The successive options under this Section 8.5 shall be for a purchase price equal to (i) the fair market value of such Interest as of the last day of the calendar month immediately prior to the occurrence of the Optional Purchase Event (the "*Valuation Date*"), plus (ii) interest at the Prime Rate on the amount determined under clause (i) from the Valuation Date to the closing date, compounded monthly, reduced by (iii) any distributions with respect to such Interest from the Valuation Date through the closing. For purposes of determining the purchase price, the fair market value of an Interest shall equal the amount that would be received by the owner of such Interest if the business of the LLC was sold as a going concern for cash equal to its fair market value, and the LLC paid all of its liabilities and liquidated in accordance with this Agreement, all as of the Valuation Date. The selling Shareholder and the LLC (acting on behalf of all Persons who have options to purchase hereunder) shall attempt in good faith to agree on the fair market value of the Interest. If they are unable to agree, in writing, on the fair market value of the Interest within thirty (30) days following the exercise of the options to purchase granted in this Section, either the selling Shareholder or the LLC may by notice to the other commence the Appraisal Process described in the Appraisal Exhibit, attached hereto as **Exhibit D**.

(d)   Exercise of Options. Upon the occurrence of an Optional Purchase Event with respect to a Shareholder, the LLC shall provide written notice of exercise of the option to the selling Shareholder and to all Members within ninety (90) days following the written notice to the Members of the occurrence of the Optional Purchase Event specifying whether or not the LLC is exercising its option to purchase all or any portion of the Interest pursuant to this Section. If the LLC does not exercise its option to purchase all of the Interest under Subsection (a), then all of the other Members shall have the option to purchase the Interest not purchased by the LLC on the same terms as the LLC in proportion to their Percentage Interests or in such other proportions as they may agree by providing written notice of exercise of the option to the selling Shareholder, to the LLC and to all other Members within thirty (30) days following the LLC's notice of nonexercise. If any Member elects not to exercise its option, then those Members who do exercise their options shall have the option to acquire the Interest that could have been acquired by the nonexercising Members in proportion to the Percentage Interests held by the exercising Members or in such other proportions as they may agree by providing written notice of exercise of the option to the selling Shareholder, to the LLC and to all other Members within fifteen (15) days following the end of the option period for all Members. Notwithstanding anything herein to the contrary, unless the LLC and the Members elect to purchase all of the Interest or the selling Shareholder consents to the purchase of less than all of the Interest, neither the LLC nor any Member may purchase any of the Interest.

(e)   Waiver of Options. Any party with an option to purchase an Interest pursuant to this Section may waive its option at any time prior to the exercise of such option by notice of such waiver to the owner of the Interest, the LLC and all Members. A failure by any party to give any notice under this Section within the applicable period shall be deemed to be a notice of nonexercise by such party.

(f)   Failure to Close. The exercise of an option as provided in this Section shall create a legally binding obligation to buy and sell the Interest and take all necessary actions as provided in this Section and Section 8.6. If the LLC or any Member exercises an option hereunder, but fails to tender the required consideration at the closing, the transferring Shareholder shall have all rights and remedies against the LLC or the exercising Members available for breach of contract. In addition, if a Shareholder becomes obligated hereunder to sell all or any portion of an Interest to the LLC or any Member and such Shareholder fails to comply with its obligations hereunder, the LLC or the Members, as the case may be, may, at their option, in addition to all other remedies they may have, deliver to the LLC the purchase price for such Interest as herein calculated. Thereupon, the LLC, upon written notice to the selling Shareholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Shareholder, and (ii) make appropriate notation on its books and records denoting ownership of such Interest by the LLC or the Members, as the case may be, and thereupon all of such selling Shareholder's rights in and to such Interest shall terminate.

SECTION 8.6   Closing of Purchase of Interest; Payment of Purchase Price. The closing of the purchase of any Interest pursuant to Section 8.5 shall occur at the offices of the LLC within thirty (30) days after (a) the expiration of the last option as set forth in the preceding Section or (b) if the Appraisal Process is properly invoked, the conclusion of the Appraisal Process or at such other time and place as the parties to the transaction may agree; provided, however, if such sale shall be subject to any prior approval or other consent required by applicable law, the time period during which the closing of such sale may occur shall be extended until the expiration of ten (10) days after all such approvals and consents shall have been granted. Each party to such sale shall use commercially reasonable efforts to obtain all such approvals and consents. At the closing, the selling Shareholder shall deliver to the purchaser(s) of the Interest an executed assignment of the Shares representing the subject Interest satisfactory in form to counsel for the LLC, and the purchaser(s) shall deliver to the owner of the Interest the purchase price. The Interest so purchased shall be free and clear of all liens, claims and encumbrances (other than restrictions imposed pursuant to applicable federal and state securities laws and this Agreement) and the selling Shareholder shall so represent and warrant, and further represent and warrant that it is the record and beneficial owner of such Interest. Any and all amounts, whether or not currently due, owed by the selling Shareholder to the purchaser(s) may be offset against such purchaser(s) purchase price for the selling Shareholder's Interest. The purchase price shall be delivered at closing as follows: (i) ten percent (10%) in cash or same day funds, and (ii) the balance represented by the separate promissory notes of each purchaser payable in equal annual installments over a period of five (5) years, with interest at the Prime Rate (but in no event less than the applicable federal rate required pursuant to Section 1274 of the Code) on the date of the exercise of the option. The maker of the promissory note shall have the right to prepay, at any time, from time to time and without premium or penalty, all or any part of the principal balance remaining unpaid; and any such prepayment shall be applied first to accrued but unpaid interest and then to installments of principal in their inverse order of maturity. The promissory note shall provide for acceleration of the unpaid balance thereof upon default in the payment of any installment. If the purchaser is the LLC, the promissory note shall be an unsecured general obligation of the LLC, and if the purchasers are Members, then each such Member's separate promissory note shall be a personal obligation of such Member and shall be secured by a pledge of such Member's entire Interest in the LLC. Further, if the selling Shareholder or a Related Party of the selling Shareholder who is not a Shareholder has personally guaranteed payment of any debt, obligation or liability of the LLC, then the purchaser(s) of the Interest shall make commercially reasonable efforts to have such selling Shareholder (or his estate or successor(s)) and any such Related Party released from such guarantee. If the lender or creditor refuses to release such selling Shareholder (or his estate or successor(s)) and any such Related Party from such guarantee, then the LLC and the other Members, if the LLC is a purchaser (or the purchasing Member(s) only if the LLC is not a purchaser), shall in writing, jointly and severally, indemnify and hold harmless such selling Shareholder (or his estate, as the case may be) and any such Related Party from payment of said debt, obligation or liability.

SECTION 8.7   **Obligation to Participate in Certain Sales**.

(a)   Obligation to Participate. If the Managers approve a Sale of the LLC (an "***Approved Sale***"), the Shareholders shall (i) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged; (ii) waive any dissenters' and similar rights with respect thereto; and (iii) if the Approved Sale is a sale of Shares, agree to sell all of their Shares on the terms and conditions of the Approved Sale. The Shareholders shall take all necessary and desirable actions in connection with the consummation of any Approved Sale including, without limitation, the execution of such agreements and instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, non-compete agreements, escrow agreements and other provisions and agreements relating to such Approved Sale and (B) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b)   Satisfaction of Conditions. The obligations of the Shareholders pursuant to this Section 8.7 are subject to the satisfaction of the following conditions:

(i)   Upon the consummation of the Approved Sale, all of the holders of Shares shall receive the same proportion of the aggregate consideration from such Approved Sale that such holder would have received if such aggregate consideration had been distributed by the LLC in complete liquidation pursuant to the rights and preferences set forth in the LLC's Articles and this Agreement as in effect immediately prior to such Approved Sale;

(ii)   If any holders of Shares are given an option as to the form and amount of consideration to be received, all holders of Shares of such class will be given the same option;

(iii)   No Shareholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.) and no Shareholder shall be obligated to pay more than its "pro rata share" of reasonable expenses incurred in connection with a consummated Approved Sale to the extent such expenses are incurred for the benefit of all Shareholders and are not otherwise paid by the LLC or the acquiring party (costs incurred by or on behalf of a Shareholder for its sole benefit will not be considered costs of the transaction hereunder); provided, that a Shareholder's liability for such expenses shall not exceed the total purchase price received by such Shareholder for its Shares; and

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(iv)   If the Shareholders are required to make any representations or indemnities in connection with the Approved Sale (other than representations and indemnities concerning each Shareholder's valid ownership of its Shares, free of all liens and encumbrances (other than those arising under this Agreement and applicable securities laws), and each Shareholder's authority, power and right to enter into and consummate such Approved Sale without violating any other agreement), then each Shareholder shall not be liable for more than its "pro rata share" of any liability for misrepresentation or indemnity, and such liability shall not exceed the total purchase price received by such Shareholder for his Shares.

As used in this Section 8.7, a Shareholder's "pro rata share" shall mean the ratio of (A) the total number of Shares to be sold by such Shareholder in an Approved Sale, to (B) the total number of Shares to be sold by all Shareholders in such Approved Sale.

ARTICLE 9
DISSOCIATION OF MEMBERS

SECTION 9.1   Dissociation Events. A Person who is a Member shall cease to be a Member only upon the occurrence of one of the following events:

(a)   The sale, assignment or transfer as permitted under this Agreement or by operation of law of the Member's entire Interest. A pledge or hypothecation as permitted under this Agreement shall not result in the dissociation of a Member.

(b)   The occurrence of an Event of Bankruptcy with respect to the Member.

(c)   In the case of an individual Member, the Member's death.

(d)   In the case of an individual Member, the adjudication by a court that the Member is incompetent to manage his person or property.

(e)   In the case of a Member that is acting as a Member by virtue of being the trustee of a trust, the termination of the trust.

(f)   In the case of a Member that is a partnership or another limited liability company, the dissolution and commencement of winding up of the Member.

(g)   In the case of a Member that is a corporation, the dissolution of the Member, the revocation of its charter, or the suspension of its right to conduct business by the jurisdiction of its incorporation unless within thirty (30) days after such dissolution or the corporation's actual notice of the revocation or suspension, the dissolution is revoked or the corporation's charter or right to do business is reinstated.

(h)   In the case of a Member that is an Entity, upon a Change of Control of such Member.

(i)   The entry by any court of an order to charge the Interest of a Member.

SECTION 9.2   No Voluntary Dissociation. A Member is not entitled to dissociate voluntarily from the LLC.

SECTION 9.3   Deceased, Incompetent, Bankrupt, or Dissolved Members. The personal representative, executor, administrator, guardian, conservator or other legal representative of a deceased individual Member or of an individual Member who has been adjudicated incompetent may exercise the rights of such former Member for the purpose of administration of such deceased Member's estate or such incompetent Member's property. The beneficiaries and heirs of any deceased Member who are not already Members shall become assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 8.2 above and the Act and shall become a Member only as provided in Section 8.3.   Upon the occurrence of an Event of Bankruptcy with respect to a Member the legal representative of such former Member may exercise the rights of such former Member for the purpose of administration of such former Member's estate or such former Member's property. If a Member who is a Person other than an individual is dissolved, the legal representative or successor of such Person may exercise the rights of the former Member pending liquidation. The distributees of such Person shall become assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 8.2 above and the Act and shall become a Member only as provided in Section 8.3. A purchaser of a Member's Interest at a foreclosure sale shall be an assignee with only the rights and subject to the restrictions, conditions and limitations described in Section 8.2 above and the Act and shall become a Member only as provided in Section 8.3.

SECTION 9.4   **Consequences of Dissociation**. If a Person ceases to be a Member as provided in Section 9.1 above, such former Member (or such former Member's successor in interest) shall continue to be liable for all of the obligations of the former Member to the LLC. Such former Member (or such former Member's successor in interest), except as may be otherwise provided in Section 9.3, shall be an assignee with respect to any interest owned by such Person with only the rights and subject to the restrictions, conditions, and limitations described in Section 8.2 above and the Act and shall become a Member only after complying with the provisions of Section 8.3.

ARTICLE 10
DISSOLUTION, WINDING UP, AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   **Dissolution Events**. The LLC shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the LLC as set forth in its Articles.

(b)   The written consent of the Managers.

(c)   The sale, disposition or abandonment of all or substantially all of the LLC's assets.

(d)   An event that makes it unlawful for all or substantially all of the business of the LLC to be continued, but any cure of illegality within ninety (90) days after notice to the LLC of the event is effective retroactively to the date of the event.

(e)   The entry of a decree of judicial dissolution of the LLC under § 17-29-701(a)(iv)–(v) of the Act or the administrative forfeiture of the Articles under § 17-29-705 of the Act.

SECTION 10.2   **Winding Up**. Upon the dissolution of the LLC, the Managers, or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the LLC as provided in this Agreement and the Act. Upon the dissolution of the LLC, an accounting shall be made by the LLC's independent accountants of the accounts of the LLC and of the LLC's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managers (or the liquidating trustee) shall dispose of and convey the LLC's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.2) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the LLC's assets. Until final distribution, the Managers (or the liquidating trustee) shall continue to operate the LLC's assets with all of the power and authority of the Managers. The costs of the liquidation shall be borne as an expense of the LLC.

SECTION 10.3   **Liquidating Distributions**.   The LLC's assets and proceeds from the disposition of the LLC's assets shall be distributed in the following order:

(a)   First, to the LLC's creditors, including Shareholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Shareholders for distributions, in satisfaction of liabilities of the LLC, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the LLC; and

(b)   Next, to the Shareholders in accordance with their Percentage Interests; provided, however, if the LLC liquidates at a time when prior distributions and liquidating distributions to Thomas Lush would not be equal to or greater than $646,729.28, then the LLC shall (i) first distribute to the Thomas Lush a sum up to $646,729.28 reduced by any prior distributions to Thomas Lush, and (ii) then distribute the remaining amount, if any, to the Shareholders in accordance with their Percentage Interests. The intention of this paragraph is that Thomas Lush will receive downside protection in the event that the Sale of the LLC or the liquidating distributions would not otherwise (together with any prior distributions) provide Thomas Lush with a return of his capital.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the LLC for the benefit of the Shareholders for the purposes of liquidating LLC assets, collecting amounts owed to the LLC, and paying liabilities or obligations of the LLC. The assets of any such trust shall be distributed to the Shareholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the LLC otherwise would have been distributed to the Shareholders pursuant to this Agreement.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**.   The LLC shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the LLC, including the Agreed Value of property contributed or to be contributed to the capital of the LLC. Any Member or its designated representative shall have the right, subject to the provisions of § 17-29-410 of the Act, to have access to and inspect and copy, at its expense, the contents of such books or records.

SECTION 11.2   **Bank and Financial Accounts**.   All funds of the LLC are to be deposited in the LLC's name in such bank accounts or investment accounts as may be determined by the Managers and shall be withdrawn solely on the signature of those Persons authorized by the Managers as evidenced by written resolution.

SECTION 11.3   **Taxable Year; Accounting Methods; Annual Financial Statements**.   The LLC shall use the Fiscal Year as its taxable year. The LLC shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Managers and permitted by law. Within a reasonable period after the end of each Fiscal Year, each Member shall be furnished with annual financial statements containing a balance sheet as of the end of such Fiscal Year and income statement for the Fiscal Year then ended. The LLC shall use its best efforts to provide such financial statements within one hundred twenty (120) days after the end of the Fiscal Year.

SECTION 11.4 **Tax Returns and Information**. The Managers shall cause the preparation and the timely filing of all federal and applicable state tax returns of the LLC. The tax information necessary to enable each Member to prepare its state, federal, local and foreign income tax returns shall be delivered to each Member within a reasonable period after the end of each Fiscal Year.

SECTION 11.5 **Tax Elections**. Except as otherwise provided in this Agreement, the Managers shall cause the LLC to make any and all elections for federal, state and local tax purposes.


ARTICLE 12
MISCELLANEOUS


SECTION 12.1 **Notices**. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the LLC, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Shareholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Shareholder or Manager may specify from time to time by notice to the Shareholders or Managers. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two (2) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 12.2 **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 12.3 **Construction**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another.

SECTION 12.4 **Entire Agreement; No Oral Operating Agreements; Amendments to the Operating Agreement**. This Agreement constitutes the entire agreement among the parties with respect to the affairs of the LLC and the conduct of its business, and supersedes all prior agreements and understandings, whether oral or written. The LLC shall have no oral Operating Agreements. Except as otherwise provided in this Agreement, this Agreement may be amended only by a written amendment that receives the vote of the holders of a Supermajority of the Interests. Any written amendment that receives such a vote need not be signed by all Members or the LLC to be effective, but shall be effective in accordance with its terms and shall be binding upon all Members. No amendment which has been agreed to by a vote of the holders of a Supermajority of the Interests shall be effective to the extent that such amendment has a Material Adverse Effect upon one or more Shareholders who did not agree in writing to such amendment. For purposes of the preceding sentence, "*Material Adverse Effect*" shall mean any modification of the relative rights to distributions by the LLC. Without limiting the generality of the foregoing, an amendment which has a proportionate effect on all Shareholders (or in the case of a redemption of Interests or issuance of additional Interests, an amendment which has a proportionate effect on all Shareholders immediately after such

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redemption or issuance) with respect to their rights to distributions shall be deemed to not have a Material Adverse Effect on Shareholders who do not agree in writing to such amendment. Notwithstanding the foregoing provisions of this Section 12.4, any provision herein which requires the vote, approval, or consent of all or a certain percentage in Interest of the Members may only be amended by the Members owning the requisite Interest or Interests to take that action. Notwithstanding anything herein to the contrary, this Agreement may be amended by the Managers, by executing an instrument of amendment and giving each Member notice thereof, without the consent of any of the Members, (i) to make purely ministerial changes to this Agreement, which do not affect the substantive rights, duties, and obligations of the Members; (ii) to admit new Members to the LLC in accordance with the terms of this Agreement; or (iii) to cure any ambiguity or to correct or supplement any provision of this Agreement which may be inconsistent with any other provision of this Agreement; provided, however, that no Amendment shall be made by the Manager unless the adoption thereof (1) is believed by the Managers in good faith to be in the best interest of all of the Members; (2) is consistent with the other provisions hereof; and (3) does not adversely affect the limited liability of the Members.

SECTION 12.5   **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the LLC.

SECTION 12.6   **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF SHERIDAN, WYOMING PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 12.7   **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 12.8   **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 12.9   **Additional Documents**. Each Member, upon the request of the LLC, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 12.10   Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 12.11   Governing Law; Consent to Jurisdiction. The laws of the State of Wyoming shall govern the validity of this Agreement, the construction and interpretation of its terms, the organization and internal affairs of the LLC, and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of Wyoming with respect to the enforcement of an arbitrator's ruling under Section 12.6 or emergency judicial relief.

SECTION 12.12   Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the LLC.

SECTION 12.13   Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 12.14   Power of Attorney. Each Shareholder hereby irrevocably makes, constitutes and appoints the Managers, with full power of substitution, so long as the Managers are acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Shareholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the LLC:

(a)   all documents which the Managers deem necessary or desirable to effect the dissolution and termination of the LLC which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the LLC shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the LLC; and

(c)   all instruments, documents and certificates which the Managers deem necessary or desirable in connection with the conversion or reorganization of the LLC into another form of entity or a Sale of the LLC which has been authorized in accordance with the terms of this Agreement.

This power of attorney shall not be affected by and shall survive the bankruptcy, insolvency, death, incompetency or dissolution of each granting Shareholder and shall survive the delivery of any assignment by the Shareholder of the whole or any portion of its Interest. Each Shareholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by the Managers pursuant to which the Managers purport to act as the attorney-in-fact for one or more Shareholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 12.14.

SECTION 12.15 **LLC Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the LLC shall be held by and vested in the LLC, and not by or in any Member, individually.

SECTION 12.16 **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 12.17 **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 12.18 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 12.19 **Disclosure**. The parties all acknowledge that the law firm of Nelson Mullins Riley & Scarborough LLP prepared this Agreement on behalf of and in the course of its representations of the LLC and that:

(a) The parties have been advised by Nelson Mullins Riley & Scarborough LLP that a conflict exists among their individual interests; and

(b) The parties have been advised by Nelson Mullins Riley & Scarborough LLP to seek the advice of independent counsel; and

(c) The parties have had the opportunity to seek the advice of independent counsel.

SECTION 12.20 **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: **Articles of Organization.**
EXHIBIT B: **Information Exhibit.**
EXHIBIT C: **Glossary of Terms.**
EXHIBIT D: **Appraisal Exhibit.**

IN WITNESS WHEREOF, the Members, the Managers, and the LLC have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
AMENDED AND RESTATED OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company

MEMBERS:

_____   _____
Date Executed   Ian Holme

_____   _____
Date Executed   Philip Hadfield

_____   _____
Date Executed   Thomas Lush

MANAGERS:

_____   _____
Date Executed   Ian Holme

_____   _____
Date Executed   Philip Hadfield

LLC:

**HOLME & HADFIELD LLC, a Wyoming limited liability
company**

_____   By: _____
Date Executed   Ian Holme
                        Its: Manager

_____   By: _____
Date Executed   Philip Hadfield
                        Its: Manager

25

EXHIBIT A
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company

ARTICLES OF ORGANIZATION

See attached.

EXHIBIT B
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company

INFORMATION EXHIBIT

Members' Names and Notice Addresses	Shares	Percentage Interest
Ian Holme 30 Franche Court Road, London, SW17 0JU, UK	_____	41.50%
Philip Hadfield 98 Hartle Lane, Belbroughton, West Midlands, DY9 9TN, UK	_____	41.50%
Thomas Lush 45 Ellerton Road, London, SW18 3NQ, UK	_____	17%
Totals	_____	100.00%

Authorized & Issued Shares: 10,000,000 Shares.

Managers' Names and
Notice Addresses

Ian Holme 30 Franche Court Road, London, SW17 0JU, UK	Philip Hadfield 98 Hartle Lane, Belbroughton, West Midlands, DY9 9TN, UK

EXHIBIT C
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the Wyoming Limited Liability Company Act, as in effect in Wyoming and set forth at Wyo. Stat. Ann. § 17-29-101 *et seq.* (or any corresponding provisions of succeeding law).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests; (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee; or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the LLC an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the LLC other than by contribution by a Shareholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the LLC by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the LLC.

(c)   The Agreed Value of any noncash asset distributed by the LLC to any Shareholder shall be its gross fair market value, as determined by the Managers, as of the date the noncash asset is distributed.

"***Agreement***" shall mean this Amended and Restated Operating Agreement as amended from time to time.

"***Articles***" shall mean the Articles of Organization required to be filed by the LLC pursuant to the Act together with all amendments thereto, if any.

"***Board***" shall have the meaning set forth in Section 5.1.

"***Capital Contribution***" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the LLC with respect to the Interest of such Member.

"***Change of Control***" shall mean with respect to any Shareholder that is an Entity, the occurrence of any event that causes such Shareholder to cease to be Controlled by the same Person or group of Persons who Controlled the Shareholder on the Effective Date or such later date on which such Shareholder first acquired all or any portion of its Interest.

"***Code***" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"***Control***" shall mean with respect to any Entity the ability, whether by the direct or indirect ownership of equity interests in such Entity (on a Fully-Diluted basis), by contract or otherwise, to elect a majority of the directors in the case of a corporation, to select the managing partner of a partnership, or otherwise to select, or have the power to remove and then select, a majority of those Persons exercising governing authority over such Entity. In the case of a limited partnership, the sole general partner, all of the general partners to the extent each has equal management control and authority, or the managing general partner or managing general partners thereof shall be deemed to have control of such partnership and, in the case of a trust, any trustee thereof or any Person having the right to select any such trustee shall be deemed to have control of such trust. The terms "***Controls***" and "***Controlled***" shall have correlative meanings.

"***Depreciation***" shall mean for each Fiscal Year of the LLC or other period with respect to a particular asset of the LLC, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"***Effective Date***" shall have the meaning set forth in Section 1.1.

"***Entity***" shall mean any general partnership, limited partnership, corporation, limited liability company, joint venture, business trust, cooperative or association, foreign trust, foreign organization, trust, or other entity.

"***Event of Bankruptcy***" shall mean, with respect to any Person, the occurrence any of the events set forth in § 17-29-602(a)(vii) of the Act.

"***Event of Withdrawal***" shall mean, with respect to any Person, the occurrence of any of the events set forth in Section 9.1(a)–(i) of this Agreement.

"***Fiscal Year***" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the LLC, the portion of the calendar year ending with the date of the final liquidating distributions.

"***Fully-Diluted***" means, with respect to any class of equity interests, all outstanding equity interests of such class and all equity interests issuable in respect of securities convertible into or exercisable or exchangeable for equity interests of such class, all equity interests of such class issuable pursuant to options, warrants and other rights to purchase or subscribe for such equity interests or securities convertible into or exercisable or exchangeable for such equity interests.

"***Interest***" shall mean all of the rights of each Shareholder with respect to the LLC created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Shares constituting a majority (or specified percentage) of the Shares of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***LLC***" shall mean Holme & Hadfield LLC, a Wyoming limited liability company.

"***Managers***" shall refer collectively to the Persons designated as Managers on the execution page of this Agreement and their successors until such Persons shall cease to be Managers as provided herein. "***Manager***" means any one of the Managers.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the LLC as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Optional Purchase Event***" shall have the meaning set forth in Section 8.5(b).

"***Percentage Interest***" shall mean the percentage set forth opposite each Shareholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Shareholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Shares held by such Shareholder and the denominator of which shall be the total number of Shares held by all Shareholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's thirty (30) largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Related Party***" shall mean (a) with respect to any individual, such individual's spouse, any descendants (whether natural, adopted or in the process of adoption), any sibling, any ancestor, any trust more than fifty percent (50%) of the beneficial interests in which are owned by such individuals or any of them, and any corporation, association, partnership or limited liability company more than fifty percent (50%) of the equity interests in which are owned by those above described individuals or trusts; (b) with respect to any trust, the owners of the beneficial interests of such trust; and (c) with respect to any corporation, association, partnership or limited liability company, the owners of more than fifty percent (50%) of the outstanding equity interests in such entity.

"***Sale of the LLC***" means a transaction pursuant to which any non-Affiliate acquires (a) all or substantially all of the Interests in the LLC (whether by merger or consolidation of the LLC and the non-Affiliate or sale or transfer of the Interests in the LLC) or (b) all or a substantial portion of the LLC's assets, except in the ordinary course of the LLC's business.

"***Shareholder***" shall mean a Person holding Shares. Subject to the provisions of this Agreement, each Shareholder shall have the rights, privileges, and duties of a "member" under the Act.

"***Shares***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Shares attributed to each Shareholder shall be the number recorded on the Information Exhibit as of the relevant time.

"***Subsidiary***" shall mean any limited liability company, corporation or other entity in which the LLC directly or indirectly owns greater than fifty percent (50%) of the total combined voting power of all classes of equity interests in such entity.

"***Supermajority in Interest***" means Members holding Shares equal to seventy percent (70%) of the outstanding Shares in the LLC.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest; provided, however, that the pledge of Interests pursuant to Section 8.6 shall not constitute a Transfer.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Valuation Date***" shall have the meaning set forth in Section 8.5(c).

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EXHIBIT D
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HOLME & HADFIELD LLC
a Wyoming limited liability company

APPRAISAL EXHIBIT

(a)   Appraisal Process. If the Shareholder and the LLC are unable to agree, in writing, on the fair market value of the Interest within the time limits set forth in Article VIII of the Agreement, at any time following the expiration of such time limit either may invoke the process described in this Appraisal Exhibit (the "*Appraisal Process*") by sending the notice selecting an appraiser as described in subparagraph (i) below, in which case the determination of fair market value in accordance with this Appraisal Exhibit shall be final and binding on all parties to the Agreement. If the purchaser of the Interest is the LLC, the Shareholder whose Interest is being purchased shall not participate in any of the LLC's decisions relating to the Appraisal Process. If the purchaser of the Interest is one or more of the Members, all decisions relating to the Appraisal Process shall be made by the LLC on behalf of the Members who have exercised their options to purchase; neither the Shareholder whose Interest is being purchased nor the nonexercising Members shall participate in any of the LLC's decisions relating to the Appraisal Process.

(i)   First Appraisal. The written notice invoking the Appraisal Process shall state that the Appraisal Process is being invoked and shall set forth the name and address of the unrelated third-party appraiser selected by the party invoking the Appraisal Process. Any appraiser selected pursuant to this Appraisal Exhibit shall be a Person qualified with respect to determining the fair market value of the Interest or other property that is in question. The party to the purchase and sale transaction who did not invoke the Appraisal Process shall have ten (10) days following the notice of the selection of the first appraiser to select a second unrelated third-party appraiser by sending to the other party written notice setting forth the name and address of the second appraiser.

If a second appraiser is not selected within the 10 day time period, the appraiser selected by the party invoking the Appraisal Process shall prepare his appraisal report and submit it to the owner of the Interest and the LLC within sixty (60) days following the notice of his selection as an appraiser, in which case the Appraisal Process shall be concluded and the fair market value of the property in question shall be the amount set forth in the appraiser's report.

(ii)   Second Appraisal. If a second appraiser has been selected pursuant to subparagraph (i) above, the two appraisers so selected shall consult with each other in an effort to reach an agreement as to the fair market value. If the two appraisers shall agree in writing as to the fair market value of the property in question within forty-five (45) days following the appointment of the second appraiser, the fair market value of such property shall be the amount to which the appraisers have agreed, and the Appraisal Process shall be concluded.

If the two appraisers are unable to agree as to the fair market value, the two appraisers shall prepare their separate reports and submit them to the LLC and the owner of the Interest within sixty (60) days following the appointment of the second appraiser. If the higher fair market value exceeds the lower fair market value by 20% or less of the lower fair market value the Appraisal Process shall be concluded and the fair market value of the property in question shall be the average of the two fair market values as set forth in the two appraisal reports. If the higher fair market value exceeds the lower fair market value by more than 20% of the lower fair market value, the owner of the Interest and the LLC shall further attempt to agree as to the fair market value.

(iii)   Third Appraisal. If the higher fair market value of the two appraisals exceeds the lower fair market value by more than 20% of the lower fair market value and, as of the eleventh (11th) day following the submission of both appraisal reports, neither party has sent written notice calling for a third appraiser, the Appraisal Process shall be concluded and the fair market value of the property in question shall be the average of the two fair market values as set forth in the two appraisal reports. If, however, the higher fair market value exceeds the lower fair market value by more than 20% of the lower fair market value and, within ten (10) days following the submission of the first two appraisers' reports, either party sends written notice to the other calling for a third appraiser, the two previously selected appraisers shall promptly (but in any event within thirty (30) days following the submission of both appraisal reports) select a third appraiser to determine the fair market value of the property in question. The first two appraisers shall notify the LLC, which shall in turn notify the owner of the Interest and all Members, of the name and address of the third appraiser so selected. Neither the previously selected appraisers, the Shareholder whose Interest is being purchased, the LLC, the Members nor any Persons related to any of them shall disclose to the third appraiser the appraisal reports of the first two appraisers or the results of the first two appraisals. Within thirty (30) days following his appointment, the third appraiser shall submit to the owner of the Interest and the LLC his appraisal report, in which case the Appraisal Process shall be concluded and the fair market value of the property in question shall be the average of the two appraisals that are closest to each other.

(b)   Costs of Appraisal Process.

(i)   General Rules. Unless provided otherwise in clause (b)(ii) below, the costs of the Appraisal Process shall be borne equally by the Shareholder whose Interest is being purchased and the Person(s) obligated to purchase the Interest. If one or more of the Members exercised its option to purchase the Interest, the portion of the costs of the Appraisal Process that are not borne by the owner of the Interest shall be divided among the exercising Members based upon their relative shares of the Interest being purchased.

(ii)   Exception. Notwithstanding subparagraph (i) above, if a party calls for a third appraiser as provided above and the fair market value of the property in question as determined pursuant to the Appraisal Process is less favorable to that party than if the fair market value was determined by averaging the appraised fair market values as determined by the first two appraisers, the entire costs of the Appraisal Process shall be borne by the party calling for the third appraiser.

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